Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128458

PROSPECTUS SUPPLEMENT
(to Prospectus dated October 18, 2005)

BRT Realty Trust

2,800,000 Common Shares

We are offering 2,800,000 of our shares of beneficial interest, par value $3.00 per share, which we refer to as our Common Shares, at a price per share of $28.00. We will receive all of the net proceeds from the sale of our Common Shares.

Our Common Shares are listed on the New York Stock Exchange under the symbol “BRT.” The closing price of our Common Shares traded on the New York Stock Exchange on December 5, 2006 was $29.61 per share.

Investing in our Common Shares involves risks. You should carefully consider the information under the headings “ Additional Risk Factors” on page S-13 of this prospectus supplement and “ Risk Factors” on page 3 of the accompanying prospectus before deciding whether to invest in our Common Shares.

	Per Share	Total
Public Offering Price	$28.00	$78,400,000
Underwriting Discounts	$ 1.47	$ 4,116,000
Proceeds, Before Expenses, to Us	$26.53	$74,284,000

We have granted the underwriters an option to purchase up to an additional 420,000 of our Common Shares to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts until December 14, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect that the Common Shares will be ready for delivery on or about December 11, 2006.

FRIEDMAN BILLINGS RAMSEY

      STIFEL NICOLAUS

BMO CAPITAL MARKETS

December 5, 2006

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is accurate only as of the date it is presented. Our business, financial condition, results of operations and prospects may have changed since these dates.

PROSPECTUS SUPPLEMENT

PROSPECTUS DATED OCTOBER 18, 2005

i

In this prospectus, references to the “Trust,” the “Company,” “we,” “us,” “our,” “registrant,” “our company” and “BRT” refer to BRT Realty Trust and its consolidated subsidiaries. The phrase “this prospectus” refers to the accompanying prospectus and this prospectus supplement, unless the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” “intends,” plans,” “estimates” or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, our ability to generate sufficient liquidity, including raising equity capital, the amount of interest we earn on our mortgage loans, interest rate fluctuations on our assets that differ from those on our liabilities, changes in the difference between short-term and long-term interest rates, changes in assumptions regarding estimated loan losses or fair value amounts, the availability of financing and, if available, the terms of any financing, growth in markets which we serve, and changes in general market and economic conditions. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, please read the “Additional Risk Factors” beginning on page S-13 of this prospectus supplement and “Risk Factors” beginning on page 3 of the accompanying prospectus as well as our Annual Report on Form 10-K for the year ended September 30, 2005, our Quarterly Reports on Form 10-Q for the quarters ended June 30 and March 31, 2006 and December 31, 2005, and our other filings under the Exchange Act. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

ii

The following information is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into this prospectus supplement and the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under “Additional Risk Factors” in this prospectus supplement and “Risk Factors” in the accompanying prospectus before making an investment decision to purchase our Common Shares. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option described under “Underwriting.”

OUR COMPANY

Our Business

We are a real estate investment trust, also known as a REIT, primarily engaged in originating and holding for investment senior and junior commercial mortgage loans secured by real property in the United States. These loans generally have high yields and are short term or bridge loans with an average duration ranging from six months to three years. We generally lend at a floating rate of interest based on a spread over the prime rate and receive an origination fee for the loans we originate. At September 30, 2006, we had 61 loans outstanding that were secured by properties located in 12 states. We believe that our ability to act promptly on loan requests and to expedite a closing provides us with many lending opportunities and enables us to be competitive with other firms that offer similar lending products. As of September 30, 2006, our portfolio consisted of approximately $284.6 million in mortgage loans (before allowances of $669,000) with an average interest rate of 13.06%. From time to time, we have also participated as both an equity investor in, and as a mortgage lender to, joint ventures which acquire income-producing real property and in the past we have purchased equity securities in other REITs. As of September 30, 2006, we had equity investments totaling approximately $9.6 million in seven real estate joint ventures, and we owned approximately 1.0 million Common Shares of Entertainment Properties Trust.

We entered into a joint venture agreement with CIT Capital USA, Inc. dated as of November 2, 2006 and agreed to present all loan proposals received by us to the joint venture, which is known as BRT Funding LLC, for its consideration on a first refusal basis until the joint venture originates $100 million in aggregate principal amount of loans (or $150 million, in the event that the joint venture obtains a line of credit of $50 million). The joint venture will fund 100% of the principal of loans that meet its investment criteria until the joint venture has originated loans with an aggregate principal amount of $50 million. Upon funding $50 million of loans, the joint venture will then fund 50% of the principal of loans that it accepts, and BRT will fund the other 50%. Notwithstanding the foregoing, because we expect that certain of the loan proposals that we present to the joint venture will not meet the specified investment criteria of the joint venture, we will continue to originate loans for our own account during the period prior to the point when the joint venture has originated loans with an aggregate principal amount of $50 million and thereafter. The joint venture is described in greater detail in this prospectus supplement in the section entitled “Recent Developments.”

We were organized as a business trust under the laws of the Commonwealth of Massachusetts in 1972. Our principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021 and our telephone number is (516) 466-3100. Our website is www.brtrealty.com. The information contained on our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our securities.

Our Investment Strategy and Underwriting Criteria

Our primary strategy is to maintain and increase the cash available for distribution to our shareholders by originating mortgage loans secured by a diversified portfolio of real property. We actively pursue lending opportunities with property owners and prospective property owners who require short-term financing until permanent financing can be obtained or until the property is sold. Our investment policy emphasizes the origination of short-term senior and junior real estate mortgage loans secured by liens on improved real property which generate rental income. As of September 30, 2006, 92% of the aggregate principal balance of our portfolio consisted of first mortgage loans. Our lending activities focus on operating properties such as multi-family residential properties (including residential property being renovated and converted to condominium ownership), office buildings, shopping centers, mixed use buildings, hotels/motels, industrial buildings and undeveloped real property. During the past year, the percentage of our loans that are secured by residential property that is pending renovation and conversion to condominium ownership has increased, and at September 30, 2006, 39% of our loan portfolio consisted of such loans. We also originate and hold for investment loans secured by improved commercial or multi-family residential property which is vacant, pending renovation and sale or leasing of the property.

We may sell, from time to time, senior, junior or pari passu participations in mortgage loans that we originate. We may also acquire participations in mortgage loans originated by others, and we may invest in the securities of other REITs.

When underwriting a loan, the primary focus of our analysis is the intrinsic value of a property, which we determine by considering a number of factors including, without limitation, its location, potential for alternative use, current and potential net operating income and local demographics. We also examine the creditworthiness of a borrower or its principals and take into consideration its or their ability to meet the operational needs of the property and the experience of the borrower or its principals in the real estate industry. Because of our emphasis on fundamental property value, we believe that in the event of default, foreclosure and acquisition of title to a property, we will generally be able to manage a property until market conditions present a favorable opportunity to dispose of the property.

Our Origination Process

Loan originations are generated by us in a number of ways. We rely on the relationships developed by our officers and loan originators with real estate investors, commercial real estate brokers, mortgage brokers and bankers. We have also experienced a great deal of repeat business with our borrowers. Once a loan application is processed, it goes through our due diligence process.

Loan approvals are based on a review of property information as well as other due diligence activities undertaken by us, including a site visit to the property, an in-house property valuation, a review of the results of operations of the property (if any) or, in a case of an acquisition by our borrower, a review of the borrower’s projected results of operations for the property, and a review of the financial condition of the prospective borrower and its principals. If management determines that an environmental assessment of the underlying property is necessary, then such an assessment is conducted by a third-party. Before a loan commitment is issued, a loan must be approved by our loan committee. Loan approval occurs after the assent of not less than four of the seven members of our loan committee, all of whom are our executive officers. We generally obtain a non-refundable cash payment allocable for legal and other expenses from a prospective borrower at the time of issuing a loan commitment, and our loan commitments are generally issued subject to receipt by us of title documentation, in a form satisfactory to us, for the underlying property. The approval of our Board of Trustees is required for each loan which exceeds $20 million in principal amount, and the approval of our Board of Trustees is also required where loans by us to one borrower exceed $30 million, in the aggregate.

We require either a personal guarantee or a “walk-away guarantee” from the principal or principals of the borrower, in substantially all of the loans originated by us. A “walk-away guarantee” generally provides that the full guarantee terminates only if (1) the borrower conveys title to the property to us within a negotiated period of time after a loan default and (2) the borrower or the guarantor satisfy certain obligations, such as current payment of all real estate taxes and operating expenses. The “walk-away guarantee” is intended to provide an incentive to the principals of a borrower, in a situation where the borrower has defaulted, to have the collateral deeded to us in lieu of foreclosure, thereby eliminating the cost of foreclosure proceedings. By complying with the terms of the “walk-away guarantee,” the principals of the borrower avoid the further risk of being personally responsible for any difference between the amount owed to us and the amount we recover in a foreclosure proceeding. If we make more than one loan to a borrower, we may require that all or some of the outstanding loans to that borrower be cross-collateralized.

Our Loan Portfolio

At September 30, 2006, we had 61 outstanding mortgage loans, aggregating approximately $284.6 million in principal amount before allowances of $669,000, which include senior and junior mortgage loans, participations in mortgage loans (which as of September 30, 2006 were all on a pari passu basis) and loans to joint ventures in which we are an equity participant. Our allowances of $669,000 relate to two of our mortgage loans with an aggregate principal amount of $26.1 million, to two borrowers, of which one borrower was performing its financial obligations under a loan with a principal amount of $24.8 million and the other borrower was not performing under a loan with a principal amount of $1.3 million, as of September 30, 2006.

At September 30, 2006, our loan portfolio was secured by real property located in 12 states. Loans representing 53% of the principal amount of our total outstanding loans were secured by properties located in the New York metropolitan area, including New Jersey and Connecticut, 34% of the principal amount by properties located in Florida, 5% of the principal amount by properties located in Tennessee, and 8% of the principal amount by properties in the remaining states.

During the year ended September 30, 2006, we originated approximately $309.7 million of mortgage loans, approximately $157.5 million of our outstanding loans were repaid in whole or in part and we sold participation interests of approximately $61.2 million. Our three largest mortgage loans outstanding (net of participations to others) at September 30, 2006 of approximately $24.8 million, $23.6 million and $16.0 million, each of which is secured by one property, represented approximately 6.7%, 6.4% and 4.3% respectively, of our total assets. There were no other mortgage loans in our portfolio that represented more than 3.6% of our total assets as of September 30, 2006. From the period commencing with our 1999 fiscal year, or October 1, 1998, through September 30, 2006, we originated $1.02 billion of real estate loans on which we have realized losses of $212,000.

From time to time, we make loans to multiple borrowers that are controlled by the same individual. At September 30, 2006, we had loans outstanding with an aggregate principal amount of $21.8 million to two borrowers controlled by one individual and loans outstanding with an aggregate principal amount of $19.3 million to five borrowers controlled by another individual. The second of these individuals, who at November 22, 2006 controlled six of our borrowers having loans with an aggregate principal amount of $27.1 million, pleaded guilty on November 9, 2006 to four criminal charges relating to (1) the use of a false social security number in connection with a real estate loan that was not from us and (2) the failure to file federal tax returns and to pay federal income taxes for the calendar years 1999, 2000 and 2001. Sentencing in the matter is currently scheduled for February 2007. As of the date of this prospectus supplement, we have not taken any action, under the applicable loan documents, against the borrowers as a result of this matter. Each of the borrowers under the six loans is performing its financial obligations to us under the loans as of the date of this prospectus supplement, but we can not provide any assurance that the borrowers will continue to perform. We believe that the collateral securing the loans is adequate to support the principal balance due thereunder.

At September 30, 2006, approximately 95% of our mortgage loans had a floating rate of interest calculated based on a variable spread above the prime rate, with a stated minimum interest rate (also referred to as adjustable rate mortgages), and approximately 5% of our mortgage loans provided for a fixed rate of interest. Interest on our mortgage loans is payable to us monthly. Under our first mortgage loans, we usually require and hold funds in escrow that are payable to us monthly and which are used to pay real estate taxes and casualty insurance premiums. In many instances, a borrower will fund an interest reserve out of the net loan proceeds, from which all or a portion of the interest payments due us are made for a specified period of time.

Our Credit Facility and Our Lines of Credit

We have a credit facility, which we refer to herein as our revolving credit facility, with a group of banks consisting of North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers and Traders Trust

Company to finance our real estate mortgage lending and pursuant to which those banks make available up to an aggregate of $185 million on a revolving basis. The revolving credit facility matures on February 1, 2008, and may be extended for two additional one-year periods for a fee of $462,500. The amount which can be outstanding under the revolving credit facility may not exceed an amount equal to the sum of (1) 65% of our first mortgages, plus (2) 50% of our second mortgages and (3) 50% of the fair market value of certain of our owned real estate, all of which are pledged to the lending banks as collateral. At September 30, 2006, $152 million was available to be drawn based on the lending formula under the revolving credit facility and $122 million was outstanding. Borrowings under the revolving credit facility bear interest at 30 day LIBOR plus 225 basis points, or 7.58% per annum as of September 30, 2006. The loan agreement between us and our lenders contains affirmative and negative covenants, including (1) a requirement that the ratio of shareholders’ equity to bank debt shall not be less than 1.00 to 1.00, and (2) a required debt coverage ratio of 1.50 to 1.00.

We also have the ability to borrow under two margin lines of credit maintained with a national brokerage firm, secured (1) by the common shares we own in Entertainment Properties Trust (“EPR”) and (2) by various other securities that we own. Under the terms of these lines of credit, we may borrow up to an amount equal to 50% of the market value of the securities we own. At September 30, 2006, $19.5 million was outstanding under one of these margin accounts, and zero was outstanding under the other margin account. For the three month period ended September 30, 2006, the average interest rate paid on these margin accounts was 8.18%.

Trust Preferred Securities

We have issued trust preferred securities, in an aggregate principal amount of $56.7 million, through two wholly-owned subsidiaries, BRT Realty Trust Statutory Trust I and BRT Realty Trust Statutory Trust II. Of these, trust preferred securities with an aggregate principal amount of $25.8 million require distributions at a rate of 8.23% per annum through April 30, 2016, and trust preferred securities with an aggregate principal amount of $30.9 million require distributions at a rate of 8.49% per annum through April 30, 2016. The trust preferred securities mature on April 30, 2036 and are redeemable at our option at par beginning on April 30, 2011.

Our Structure

We share facilities, personnel and other resources with several affiliated entities including, among others, Gould Investors L.P., a limited partnership involved in the ownership and operation of a diversified portfolio of real estate, and One Liberty Properties, Inc., a publicly-traded REIT. See “Certain Relationships and Related Party Transactions” in the accompanying prospectus. Jeffrey A. Gould, our President and Chief Executive Officer, George Zweier, our Vice President and Chief Financial Officer, two officers engaged in loan origination and underwriting activities, four others engaged in underwriting and servicing activities devote substantially all of their business time to our company, while our other personnel share their services on a part-time basis with us and other affiliated entities that share our executive offices. The allocation of expenses for the shared facilities, personnel and other resources is computed in accordance with a shared services agreement by and among us and the affiliated entities, which we refer to as the Shared Services Agreement. The allocation is based on the estimated time devoted by executive, administrative and clerical personnel to the affairs of each entity that is a party to the Shared Services Agreement.

In addition, we are party to an advisory agreement, which we refer to as the Advisory Agreement, between us and REIT Management Corp. Pursuant to the Advisory Agreement, REIT Management furnishes advisory and administrative services with respect to our business, including, without limitation, arranging credit lines for us, participating in our loan analysis and approvals, providing investment advice, providing assistance with building inspections and litigation support. For services performed by REIT Management under the Advisory Agreement, REIT Management has received, and will receive through December 31, 2006, an annual fee of 1% payable on mortgages receivable, subordinated land leases and investments in unconsolidated ventures, as well as an annual fee of  1/2 of 1% of our invested assets other than mortgages receivable, subordinated land leases and investments in unconsolidated ventures. During the year ended September 30, 2006, we paid $2.7 million directly to REIT

Management under the Advisory Agreement. In addition, our borrowers pay fees directly to REIT Management based on their loans, which generally are one-time fees payable upon funding of the loan commitment, in the amount of 1% of the total commitment amount. During the year ended September 30, 2006, these fees totaled $3.2 million. The Advisory Agreement has been amended to provide that effective January 1, 2007 the asset management fee will be six tenths of 1% of our invested assets and that there will be an incentive fee from borrowers payable upon funding a loan commitment of  1/2 of 1% of the total commitment amount, provided that we have received at least a loan commitment fee of 1% from the borrower in any such transaction. REIT Management is wholly owned by the chairman of our Board of Trustees and he and other of our executive officers receive compensation, directly or indirectly, from REIT Management.

We believe that the Shared Services Agreement and the Advisory Agreement allow our company to benefit from access to, and from the services of, a group of senior executives with significant real estate knowledge and experience.

Our Investment in Entertainment Properties Trust

As of September 30, 2006, we owned approximately 1.0 million Common Shares of EPR. These shares were purchased at an average cost for book purposes of $13.14 per share. As of September 30, 2006, the market value of this investment was approximately $49.8 million, or $49.32 per share. In our 2006 fiscal year, EPR paid or declared cash dividends to its shareholders at a quarterly rate of $.6875 per share, which provided us with an annual yield of 21% on our book cost. From time to time, we evaluate our investment in EPR and determine whether or not to sell any EPR shares, taking into consideration EPR’s results of operations and business prospects, as well as general market conditions.

Our Real Estate Assets

In addition to originating mortgage loans, we supervise the management of our real estate assets, which include properties that were acquired by foreclosure and properties owned by joint ventures in which we participate as an equity investor. At September 30, 2006, approximately 2% of our total assets, or an aggregate of approximately $6.2 million, was represented by three operating properties, two of which were acquired by foreclosure. One of the properties acquired in foreclosure, with a book value of $2.8 million was sold in October 2006 for a consideration of $3.2 million. At September 30, 2006, approximately 3% of our total assets, or an aggregate of approximately $9.6 million, was represented by interests in the joint ventures that collectively own seven properties. In November 2006, one of the joint ventures in which we hold a 50% equity interest sold its only property for a consideration of $17.4 million, which results in a book gain to us of approximately $1.8 million in the quarter ending December 31, 2006. This sale also results in a decrease of $7.4 million in the amount of our assets represented by interests in joint ventures. From time to time, we evaluate the status of our real estate assets and determine our short-term and long-term objectives for these investments.

RECENT DEVELOPMENTS

Results of Operations for the Year Ended September 30, 2006

On November 22, 2006, we announced that our total revenues for the year ended September 30, 2006 were $37,488,000, which represented an increase of 47% over the year ended September 30, 2005, and that our net income for the year ended September 30, 2006 was $20,071,000, which represented an increase of 24% over the year ended September 30, 2005. For the year ended September 30, 2006, we reported net income per share of $2.52 on a diluted basis. Net income for the year ended September 30, 2006 includes a gain of $2,531,000 or $0.32 per diluted share, recognized by an unconsolidated joint venture of ours upon the sale of a property. Net income for the year ended September 30, 2006 also includes $792,000 of income from discontinued operations, or $0.10 per diluted share.

Dividend

On November 21, 2006, our Board of Trustees declared a dividend of $0.58 per share payable on January 3, 2007 to shareholders of record as of December 1, 2006. Purchasers of our shares in this offering will not be eligible to receive the dividend payable on January 3, 2007.

Amendment and Restatement of our Advisory Agreement

The Advisory Agreement between us and REIT Management Corp., an affiliate of BRT has been amended and restated. As a result, effective January 1, 2007, the Advisory Agreement will provide that we pay REIT Management Corp. a base fee of six tenths of 1% of our invested assets, and that our borrowers pay REIT Management Corp. an incentive fee upon funding a loan commitment of  1/2 of 1% of the total commitment amount, provided that we have received at least a loan commitment fee of at least 1% from the borrower in any such transaction. REIT Management Corp. is also entitled to receive certain fees under the joint venture agreement with CIT Capital USA, Inc., described below.

Joint Venture with CIT Capital USA, Inc.

On November 2, 2006, BRT Joint Venture No. 1 LLC, a wholly owned subsidiary of ours (which we refer to herein as the BRT member), entered into a joint venture agreement with and among (1) CIT Capital USA, Inc., which we refer to herein as the CIT member and which is a wholly owned subsidiary of CIT Group, Inc, and (2) BRT Funding LLC, a limited liability company formed under the laws of the State of Delaware, which we refer to as the joint venture. The joint venture will engage in the business of investing in short-term commercial real estate loans for terms of six months to three years, commonly referred to as bridge loans. The BRT member is the managing member of the joint venture. The initial capitalization of the joint venture will be up to $100 million of which 25% will be funded by the BRT member and 75% will be funded by the CIT member. In addition, the joint venture contemplates that it will obtain a line of credit from a third party lender for up to $50 million. At this time, however, there are no agreements or commitments in place with respect to such line of credit and neither we nor the joint venture can provide any assurance that the joint venture will ultimately obtain any such line of credit.

We have agreed to present all loan proposals received by us to the joint venture for its consideration on a first refusal basis, under procedures set forth in the joint venture agreement, until the joint venture originates loans with an aggregate principal amount of $100 million (or, in the event that a line of credit at the maximum level is obtained, $150 million).

Funding. During the current period and for so long as the joint venture does not have a line of credit from a third party lender, the BRT member will fund 25% of each loan made by the joint venture, and the CIT member will fund 75% of each loan made by the joint venture. In the event that the joint venture obtains a line of credit from a third party lender, the joint venture will draw down on the line of credit to fund one third of each loan made by the joint venture, the BRT member will fund one sixth of the principal amount of such loans and the CIT member will fund half of the principal amount of such loans. The joint venture will fund 100% of the principal amount of loans that meet its investment criteria until the joint venture has originated loans with an aggregate principal amount of $50 million. Upon funding $50 million of loans, the joint venture will then fund 50% of the principal of loans that it accepts, and BRT will fund the other 50%, in each such case pursuant to a participation agreement with respect to each such loan to be entered into with the joint venture.

Allocations. We will manage the joint venture and will receive a management allocation calculated as 1% of the loan portfolio amount, annualized, and payable quarterly. Origination fees up to 2% of the principal amount of a loan will be distributed 37.5% to the CIT member and 62.5% to the BRT member. Any amount of origination fees in excess of 2% of the principal amount of a loan but not exceeding 3% of the principal amount of the loan will be paid to REIT Management Corp., BRT’s advisor. Any amounts of the joint venture’s origination fees which exceed 3% of the principal amount of a loan will be paid 37.5% to the CIT member and 62.5% to the BRT member. The joint venture will distribute net available cash to its two members on a pro-rata basis until the CIT member receives a return of 9% (inclusive of origination fees), annualized on its outstanding advances. If the joint venture is able to provide the CIT member with an annualized 9% return, thereafter, additional available net cash will be distributed, 37.5% to the CIT member and 62.5% to the BRT member.

Loan review. Loan proposals presented to the joint venture will be reviewed by BRT’s loan committee. Up to three individuals shall be designated as the designees of the CIT member to receive notice of, to attend and to participate in any such meeting of BRT’s loan committee. If a proposed loan meets the joint venture’s specified investment criteria, it will be deemed accepted by both members. If a proposed loan does not meet such criteria, then following the meeting of the loan committee, the CIT member shall have two business days to indicate its disapproval of the proposal, and if such disapproval is not provided, then the loan proposal shall be deemed approved; provided, however, that in the event that the CIT member requests additional information with respect to any loan proposal, the CIT member shall have two business days following the earlier of (1) the receipt of such information or (2) the loan closing to approve or disapprove of such loan. BRT may originate for its own account any loan that is disapproved, or deemed to be disapproved, by the CIT member.

Losses. If the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, the BRT member will reimburse the CIT member up to 75% of the actual loss, but only to the extent that amounts received by BRT member from cash distributions exceed the BRT member’s 9% return, with such reimbursement to be capped at two-thirds of 1% of the highest aggregate principal amount of the venture’s loans outstanding.

Restrictions. The joint venture agreement includes a number of restrictions on the activities of BRT, the BRT member, CIT and the CIT member, some of which are summarized herein:

During the term of the joint venture agreement and until eighteen months following the dissolution of the joint venture (which period is referred to as the restricted period), CIT’s commercial real estate business unit will not, without the consent of BRT or the BRT member, make any commercial real estate loans to any borrowers that are initially introduced to the joint venture by the BRT member, by a mortgage broker associated with the BRT member or by any of BRT’s affiliates.

During the term of the joint venture agreement, without the consent of CIT or of the CIT member, BRT will not make any commercial real estate loan other than through the joint venture or as provided by the joint venture agreement; provided however, that BRT shall not be precluded during the term of the joint venture agreement from making any loan that is disapproved or deemed disapproved by the joint venture or that the joint venture is not able to make because of the absence of available funding.

During the term of the joint venture agreement, BRT will not enter into any transaction or arrangement with any other person to manage or service such person’s mortgage loan portfolio or other real estate loans. BRT has also agreed that it shall not during the term of the joint venture agreement, enter into any joint venture or partnership to make, manage or service any third parties mortgage loan portfolio or other real estate loans.

CIT shall be entitled to enter into a joint venture or other arrangement with another person to make or invest in commercial real estate loans, provided that prior to entering into any such joint venture or other arrangement during the restricted period, CIT provides BRT with 30 days notice of such proposed action. In the event BRT desires to participate in such investment, at a level of up 25% of the investment, BRT shall provide notice of its intention to do so within 20 days of being notified by CIT of the proposed investment. CIT has agreed that in the event that BRT so provides timely notice of its intention to participate, CIT will not close or otherwise proceed with any such joint venture or other arrangement unless BRT is given the opportunity to participate in the investment along substantially the same terms and conditions as CIT.

In addition to the foregoing, CIT shall be entitled to lend funds to another person that makes commercial real estate loans; provided however, that prior to entering into any such transaction during the restricted period, CIT shall provide BRT with 30 days notice of its intention to do so. In the event that BRT desires to participate in any such loan in an amount up to 25% of the loan, BRT shall, within 20 days following its receipt of such notice, gives CIT written notice of its commitment to do so. In the event that BRT does provide such notice within such 20 day period, CIT shall not close on any such loan unless BRT is given he opportunity to participate in CIT’s investment on the same or substantially the same terms and conditions as CIT.

Termination. The joint venture agreement is terminable by either member upon 60 days notice. Upon any such termination, any loans then held by the joint venture will continue to be held by the joint venture until the maturity or, if earlier, repayment, of such loans.

The foregoing is only a summary of some of the terms and provisions of the joint venture agreement and does not completely describe the joint venture agreement. The complete text of the joint venture agreement is attached as an exhibit to the Current Report on Form 8-K that we filed November 8, 2006 with the SEC.

We have agreed to pay a fee of 4% of the funds advanced by the CIT member to the joint venture, as and when such funds are advanced, to a merchant banking firm that performed certain services for us and the joint venture in the transaction. One of the managing directors of the merchant bank is an independent director of One Liberty Properties, Inc., which is an affiliate of BRT. The merchant banking firm is otherwise unrelated to BRT.

Sale of Blue Hen Property

In November 2006 a joint venture in which we hold a 50% equity interest sold the only property owned by it for $17.4 million. The property is located in Dover, Delaware and contains 76 acres and contains office and retail space. We estimate that we will recognize a gain of approximately $1.8 million, for book purposes, on our 50% interest in the joint venture.

SEC Document Request

One Liberty Properties, Inc. (“One Liberty”), an entity affiliated with BRT, announced on June 21, 2006 that it had received notification of a formal order of investigation from the Securities and Exchange Commission (the “SEC”). One Liberty has disclosed that the SEC has requested information regarding “related party” transactions between One Liberty and entities affiliated with it and with certain of One Liberty’s officers and directors and compensation paid to certain of One Liberty’s executive officers by those affiliates. In connection with such investigation, the SEC served a subpoena on BRT requesting that we produce certain documents, relating to, among other things, related party transactions between BRT and certain affiliates of BRT and BRT’s executive officers. One Liberty and BRT have several executive officers and directors in common. Moreover, BRT has engaged in the past in related party transactions with some of the same affiliated entities as One Liberty and others and continues to do so. We are complying with the SEC’s subpoena.

THE OFFERING

Common Shares offered	2,800,000 shares. (1)

Common Shares to be outstanding after the offering	11,797,750 shares. (2)

Dividends	Dividends are declared by our Board of Trustees and are paid quarterly. (3)

NYSE Symbol	“BRT”

Use of proceeds	We are raising funds in this offering to reduce our indebtedness under our margin lines of credit and under our revolving credit facility. See “Use of Proceeds.”

Risk Factors

See “Additional Risk Factors” beginning on page S-13 of this prospectus and “Risk Factors” beginning on page 3 of the accompanying prospectus to read about certain risks you should consider before buying our Common Shares.

(1)	Does not include up to 420,000 additional Common Shares, issuable to the underwriters under an option that is exercisable until December 14, 2006, solely to cover over-allotments of shares, if any.
(2)	Excludes a total of 26,250 of our Common Shares reserved for issuance upon exercise of outstanding options and includes 125,010 restricted shares issued to officers, directors, employees and consultants, none of which will vest until 2008, unless the Compensation Committee and our Board of Trustees accelerate vesting in specific circumstances. Does not reflect the issuance of any shares pursuant to an exercise of the underwriters’ over-allotment option.
(3)	On November 21, 2006, our Board of Trustees declared a dividend of $0.58 per share payable on January 3, 2007, payable to shareholders of record as of December 1, 2006. Purchasers of our shares in this offering will not be eligible to receive the dividend payable on January 3, 2007.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriting discount but before our expenses, will be approximately $74.3 million (or approximately $85.4 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering to satisfy amounts outstanding under our margin lines of credit and our revolving credit facility. Borrowings under our margin lines of credit bore interest at 7.50% at September 30, 2006. Borrowings under our revolving credit facility bear interest at 30 day LIBOR plus 225 basis points or 7.58% per annum as of September 30, 2006. Our revolving credit facility matures on February 1, 2008.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. Dollars are in thousands, except per share amounts.

	For the Nine Months Ended June 30,		For the Year Ended September 30,
	2006	2005	2005	2004	2003
	(unaudited)
Consolidated Statement of Operations Data
Interest and fees on real estate loans	$22,546	$14,634	$21,549	$13,913	$9,813
Operating income from real estate properties	867	1,020	1,207	1,372	1,411
Other, primarily investment income	2,214	1,908	2,959	2,376	2,667

Total revenue	25,627	17,562	25,715	17,661	13,891
Total expenses	14,507	7,999	12,336	9,114	5,862
Income before equity in earnings (loss) of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	11,120	9,563	13,379	8,547	8,029
Gain on sale of available-for-sale securities	—	680	680	1,641	4,332
Gain on disposition of real estate related to unconsolidated real estate venture	2,531	—	—	—	—
Income from continuing operations	13,453	10,289	14,304	10,347	12,797
Discontinued operations	331	248	1,910	1,655	886
Net income	13,784	10,537	16,214	12,002	13,683
Income per beneficial share:
Income from continuing operations	$1.70	$1.33	$1.84	$1.36	$1.71
Discontinued operations	.04	.03	.25	.22	.12

Basic earnings per share	$1.74	$1.36	$2.09	$1.58	$1.83
Income from continuing operations	$1.70	$1.32	$1.83	$1.34	$1.68
Discontinued operations	.04	.03	.25	.21	0.12

Diluted earnings per share	$1.74	$1.35	$2.08	$1.55	$1.80
Cash distribution per common share	$1.58	$1.46	$1.96	$1.79	$1.30

	As of June 30,		As of September 30,
	2006	2005	2005	2004	2003
	(unaudited)
Consolidated Balance Sheet Data
Total assets	328,833	235,424	266,198	198,005	139,002
Earning real estate loans (1)	233,856	157,739	192,012	132,229	63,733
Non-earning real estate loans (1)	13,419	—	1,617	3,096	3,145
Real estate assets (1)(2)	16,208	19,106	14,830	14,005	13,391
Available-for-sale securities at market	46,863	50,672	48,453	41,491	36,354
Borrowed funds	109,757	82,163	110,932	53,862	4,755
Junior Subordinated Notes	56,702	—	—	—	—
Mortgage payable	2,489	2,559	2,542	2,609	2,680
Shareholders’ equity	145,058	141,506	142,655	132,063	125,932

(1)	Earning and non-earning loans and real estate assets are presented without deduction of the related allowance for possible losses or any valuation allowance.
(2)	Includes real estate property held for sale.

CAPITALIZATION

The following table sets forth our actual capitalization at June 30, 2006 and our capitalization as adjusted to give effect to the issuance of 2,800,000 of our Common Shares in this offering at the offering price and the application of the estimated net proceeds from this offering, after deducting the estimated underwriting discount and commissions payable by us. The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. All figures presented in the table below are expressed in thousands, other than the share information and the figures included in the footnotes to the table.

	As of June 30, 2006
	Actual	As Adjusted (1)
Debt:
Mortgage notes payable	$2,489	$2,489
Borrowings under credit facilities	90,000	36,123
Margin loan	19,757	—
Junior Subordinated Notes	56,702	56,702

Total Debt	168,948	95,314

Shareholders’ Equity (2):
Preferred shares, $1 par value: Authorized 10,000,000 shares, none issued	—	—
Shares of beneficial interest, $3 par value: Authorized number of shares—unlimited, 9,024,000 shares issued (actual) and 11,824,000 shares issued (as adjusted)	27,071	35,471
Additional paid-in capital	84,430	149,664
Accumulated other comprehensive income—net unrealized gain on available-for-sale securities	31,930	31,930
Retained earnings	11,713	11,713
Cost of 1,171,000 treasury shares (3)	(10,086)	(10,086)

Total shareholders’ equity	145,058	218,692

Total capitalization	$314,006	$314,006

(1)	The “As Adjusted” amounts include the estimated net proceeds, after the underwriting discount and commissions to be paid by us, from the sale of 2,800,000 Common Shares in this offering (without giving effect to any exercise of the underwriters’ over-allotment option).
(2)	Excludes minority interest of $165,000.
(3)	Includes a total of 26,250 of our Common Shares reserved for issuance upon exercise of outstanding options and 125,010 restricted shares issued to officers, directors, employees and consultants, none of which will vest until 2008, unless the Compensation Committee and our Board of Trustees accelerate vesting in specific circumstances. We have historically transferred shares held by us as treasury shares to our option holders upon their exercise of their options and to persons who have been awarded restricted stock upon the granting of such awards.

ADDITIONAL RISK FACTORS

You should consider the following additional risk factors, as well as the risk factors beginning on page 3 of the accompanying prospectus, before deciding to invest in our Common Shares. We also refer you to the discussion of risk factors set forth in our Annual Report on Form 10-K for the year ended September 30, 2005, which is incorporated by reference into this prospectus supplement.

An SEC investigation involving our affiliate could adversely affect our stock price. On June 21, 2006, One Liberty Properties, Inc., a company affiliated with BRT, announced that it received a formal order of investigation from the SEC. One Liberty has disclosed that the SEC has requested information regarding “related party” transactions between One Liberty and entities affiliated with it and with certain of One Liberty’s officers and directors and compensation paid to certain of One Liberty’s executive officers by those affiliates. In connection with such investigation, the SEC served a subpoena on BRT requesting that the we produce certain documents, relating to, among other things, related party transactions between BRT and certain affiliates of BRT and BRT’s executive officers. One Liberty and BRT have several executive officers and directors in common. Moreover, BRT has engaged in the past in related party transactions with some of the same affiliated entities as One Liberty and others and continues to do so. We are complying with the SEC’s subpoena. We are not aware of the scope of the SEC’s investigation of One Liberty. We cannot predict what the outcome of the SEC’s investigation or document request will be.

The accounting treatment of the assets held by our joint venture could make it difficult to analyze our future financial statements and to compare them with our prior period financial statements. We presently are a 25% joint venture partner with CIT Capital USA, Inc. in a joint venture that was established in November 2006 to originate bridge loans similar to those which we generally originate. Because our share of earnings from the joint venture will be shown on our financial statements under the equity method of accounting, it will be more difficult to analyze our earnings. In addition, it may be difficult to compare our investment in the joint venture, as reflected in our financial statements, with our financial statements from prior periods.

Our inability to control our joint venture could result in diversion of time and effort by our management and the inability to achieve the goals of the joint venture. In addition, we must present loan proposals to the joint venture for its consideration on a right of first refusal basis. We presently are a 25% joint venture partner with CIT Capital USA, Inc. in a joint venture that was established to originate bridge loans similar to those which we generally originate. We may invest up to $25 million in the joint venture, although, as of November 22, 2006 we have not yet invested any funds. Such investment may involve risks not otherwise present in investments made solely by us, including that our co-investor may have different interests or goals than we do, or that our co-investor may not be able or willing to take an action that is desired by us. Disagreements with our co-investor could result in substantial diversion of time and effort by our management team and the inability of the joint venture to successfully fund, finance or otherwise manage loans as intended by the joint venture agreement. In addition, under the joint venture agreement, we have agreed to present loan proposals received by us to the joint venture, for its consideration on a right of first refusal basis, until the joint venture originates loans with an aggregate principal amount of $100 million (or $150 million if the joint venture obtains a line of credit of $50 million). As a result, we will be required to share in the income of all loans we originate that the joint venture accepts, until the joint venture’s portfolio reaches $100 million (or $150 million if the joint venture obtains a line of credit of $50 million ). The BRT member of the joint venture has also agreed to reimburse the CIT member, on a limited basis, for certain losses, if any, incurred by the joint venture on foreclosed property.

Dividends on our Common Shares will not be paid unless declared by our Board of Trustees. We will pay quarterly dividends on our Common Shares only if declared by our Board of Trustees. The Board of Trustees is not obligated or required to declare quarterly dividends.

The market price for our Common Shares could be volatile and could decline, resulting in a substantial loss of your investment. The stock markets, including the New York Stock Exchange, on which we list our Common Shares, have experienced significant price and volume fluctuations. As a result, the market price of our Common Shares could be similarly volatile, and investors in our Common Shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our Common Shares could be subject to wide fluctuations in response to a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our operating results;

•	changes in recommendations by securities analysts;

•	changes in market rates of interest;

•	publication of research reports about us or our industry by securities analysts;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategies;

•	the passage of legislation or other regulatory developments that adversely effect us or our industry;

•	speculation in the press or investment community;

•	actions by institutional shareholders;

•	changes in accounting principles;

•	terrorist acts; and

•	general market conditions, including factors unrelated to our performance.

Future sales of our Common Shares may depress the price of our Common Shares. We cannot predict whether future issuances of our Common Shares or the availability of our Common Shares for sale in the open market will decrease the market price of our Common Shares. Any sales of a substantial number of our Common Shares in the public market, or the perception that such sales might occur, may cause the market price of our Common Shares to decline. Upon completion of this offering, our Common Shares sold in this offering will be freely tradable without restriction (other than any restrictions set forth in our declaration of trust relating to our qualification as a REIT). Future issuances or sales of our Common Shares could have an adverse effect on the market price of our Common Shares. In addition, future sales of our Common Shares may be dilutive to our existing shareholders.

Your ability to acquire our Common Shares is subject to restrictions. The Internal Revenue Code of 1986, as amended (the “Code”) provides that not more than 50% by value of all of the capital stock of a REIT may be held by five or fewer individuals, directly or constructively, at any time during the last half of any taxable year; this is referred to as the five-or-fewer rule. Our declaration of trust provides that our Board of Trustees may redeem the shares owned by any shareholder if such shareholder’s ownership of our shares would cause our company to not qualify as a REIT pursuant to the five-or-fewer rule or pursuant to other rules applicable to REITs. In the event that our Board of Trustees is of the opinion, in good faith, that direct or indirect ownership of our equity securities has or may become concentrated in a manner inconsistent with the REIT provisions of the Code, our Board of Trustees has the power to call for the redemption of the shares that are causing, or that may cause, such a concentration in ownership at a price equal to the closing bid price for the shares on the date fixed for such redemption. In addition to limiting the investment opportunity for certain investors, this limitation may have the effect of precluding an acquisition of control by a third party without the approval of our Board of Trustees even if a change in control were in your best interests.

OUR MANAGEMENT

The following sets forth information with respect to our executive officers and trustees:

Name	Age	Office
Fredric H. Gould	71	Chairman of the Board of Trustees
Jeffrey A. Gould	41	President and Chief Executive Officer; Trustee
Matthew J. Gould	47	Senior Vice President; Trustee
Simeon Brinberg	72	Senior Vice President and Secretary
David W. Kalish	59	Senior Vice President, Finance
Israel Rosenzweig	59	Senior Vice President
George E. Zweier	42	Vice President, Chief Financial Officer
Mark H. Lundy	44	Senior Vice President
David Heiden	40	Vice President
Mitchell K. Gould	33	Vice President
Kenneth F. Bernstein	45	Trustee
Patrick J. Callan, Sr.	70	Trustee
Alan H. Ginsburg	67	Trustee
Louis C. Grassi	50	Trustee
Gary Hurand	58	Trustee
Jeffrey Rubin	39	Trustee
Jonathan H. Simon	41	Trustee

Fredric H. Gould has been our Chairman of the Board of Trustees since 1983. He was our Chief Executive Officer from 1996 to December 31, 2001. Mr. Gould has also served as Chairman of the Board of Directors, since 1989, and as Chief Executive Officer, from December 1999 to December 2001 and from July 2005 through the present, and as President, from December 1999 to December 2001 and from July 2005 to December 2005, of One Liberty Properties, Inc., a real estate investment trust engaged in the ownership of income producing real properties leased to tenants under long term leases. Since 1985, Mr. Gould has been an executive officer (and is currently Chairman of the Board) of Georgetown Partners, Inc., the managing general partner of Gould Investors L.P., a limited partnership primarily engaged in the ownership and operation of real properties, and he serves as sole member of a limited liability company that is the other general partner of Gould Investors L.P. He is president of the advisor to BRT Realty Trust and a director of East Group Properties, Inc., a REIT the securities of which are traded on the New York Stock Exchange. Fredric H. Gould is the father of Jeffrey A. and Matthew J. Gould.

Jeffrey A. Gould has been our President and Chief Executive Officer since January 1, 2002. From March 1996 to January 1, 2002, he was our President and Chief Operating Officer. Mr. Gould has served as a member of the Board of Trustees of BRT Realty Trust since March 1997. Further, Mr. Gould has been Vice President since 1989 and a Senior Vice President and director since December 1999 of One Liberty Properties, Inc. He has also served as a Senior Vice President of the managing general partner of Gould Investors L.P. since 1996. Jeffrey A. Gould is the son of Fredric H. Gould.

Matthew J. Gould has been a Senior Vice President since 1996. He has been a member of our Board of Trustees since June 2004 and was previously a member of our Board of Trustees from March 2001 to March 2004. Mr. Gould also serves as a Vice President of the advisor to BRT Realty Trust. Additionally, Mr. Gould served as President and Chief Executive Officer from 1989 to December 1999 of One Liberty Properties, Inc. and became a Senior Vice President and member of its Board of Directors in December 1999. Further, Mr. Gould has served as President of the managing general partner of Gould Investors L.P. since 1996. Matthew J. Gould is the son of Fredric H. Gould.

Simeon Brinberg has been our Secretary since 1983 and a Senior Vice President since 1988. Mr. Brinberg has been a Vice President of Georgetown Partners, Inc., the managing general partner of Gould Investors L.P., since October 1988. Since June 1989, Mr. Brinberg has been a Vice President of One Liberty Properties, Inc. Mr. Brinberg is a member of the bar of New York and was engaged in the private practice of law for approximately thirty years prior to 1988. Simeon Brinberg is the father-in-law of Mark H. Lundy.

David W. Kalish has been our Senior Vice President, Finance since August 1998. He was our Vice President and Chief Financial Officer from June 1990 until August 1998. He has also been Chief Financial Officer of One Liberty Properties, Inc. and Georgetown Partners, Inc. since June 1990. For more than five years prior to June 1990, Mr. Kalish, a certified public accountant, was a partner of Buchbinder Tunick & Company and its predecessors.

Israel Rosenzweig has been a Senior Vice President since April 1998. Mr. Rosenzweig has been a Vice President of Georgetown Partners, Inc. since May 1997 and since 2000 he has been President of GP Partners, Inc., an affiliate of Gould Investors L.P. which is engaged in providing advisory services in the real estate and financial services industries to an investment advisor. He also has been a Senior Vice President of One Liberty Properties, Inc. since May 1997.

George E. Zweier has been employed by us since June 1998 and was elected Vice President, Chief Financial Officer in August 1998. For approximately five years prior to joining us, Mr. Zweier, a certified public accountant, was an accounting officer with the Bank of Tokyo—Mitsubishi Limited in its New York office.

Mark H. Lundy has been a Senior Vice President since March 2005 and, prior to that, was a Vice President since 1993. He has been Secretary of One Liberty Properties, Inc. since June 1993 and he also serves as a Senior Vice President of One Liberty Properties, Inc. Mr. Lundy has been a vice president of Georgetown Partners, Inc. since July 1990. He is a member of the bars of New York and Washington, D.C. Mark H. Lundy is the son-in-law of Simeon Brinberg.

David Heiden has been employed by us since April 1998 and has been a Vice President since March 1999. From May 1997 until April 1998, Mr. Heiden was an associate at GMAC Commercial Mortgage engaged in originating and underwriting commercial real estate loans for securitization. He is a licensed real estate appraiser and real estate broker.

Mitchell K. Gould has been employed by us since May 1998 and has been a Vice President since March 1999. From January 1998 until May 1998, he was employed by Bear Stearns Companies, Inc. where he was engaged in originating and underwriting commercial real estate loans for securitization.

Kenneth F. Bernstein has been a member of our Board of Trustees since March 2004. Mr. Bernstein has served as President and Chief Executive Officer of Acadia Realty Trust since January 2001 and has served as President of Acadia Realty Trust since August 1998.

Patrick J. Callan, Sr. has been a member of our Board of Trustees since March 1984. Mr. Callan has been a real estate consultant since January 2001 and was a senior principal of the RREEF Funds, a real estate investment manager for pension funds, from 1984 to January 2001. In addition, Mr. Callan has served as a director of M&T Bank Corporation and as the Advisory Director of M&T Bank Corporation, New York City Division.

Alan H. Ginsburg has been a member of our Board of Trustees since December 2005. Mr. Ginsburg has served as Chief Executive Officer of the CED Companies since 1987, a private company which develops, builds and manages multi-family apartment communities.

Louis C. Grassi has been a member of our Board of Trustees since March 2003. Mr. Grassi has been the managing partner of Grassi & Co., CPAs since 1984 and is a director of the Flushing Financial Corp.

Gary Hurand has been a member of our Board of Trustees since March 1990. Since 1973, Mr. Hurand has served as President of Dawn Donut Systems, Inc. In addition, Mr. Hurand has served as President of Management Diversified, Inc., a real property management and development company, since 1987. Mr. Hurand also serves as a member of the Board of Directors of Republic Bancorp, Inc.

Jeffrey Rubin has been a member of our Board of Trustees since March 2004. Mr. Rubin has served as President and director of Newtek Business Services, Inc., a holding company for several wholly and majority owned operating subsidiaries and certified capital companies, since February 1999.

Jonathan H. Simon has been a member of our Board of Trustees since December 2005. Mr. Simon has served since 1994 as President and Chief Executive Officer of the Simon Development Group, a private company which owns and manages a diverse portfolio of residential, retail and commercial real estate.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

This section supplements the discussion under the heading “Certain Federal Income Tax Consequences” in the accompanying prospectus. That discussion contains a summary of certain U.S. federal income tax considerations in connection with the acquisition, ownership and disposition of our Common Shares, and prospective purchasers of our Common Shares are advised to carefully read that discussion. The discussion in the accompanying prospectus states that the 15% preferential rate on qualified dividend income and long-term capital gains for individuals will be in effect until 2008. However, the Tax Increase Prevention and Reconciliation Act of 2005 (which was enacted subsequent to the date of the accompanying prospectus) extends the 15% rate until 2011. Beginning in 2011, the tax rate on long-term capital gains for individuals will increase to 20%, and qualified dividend income will be taxed at ordinary income rates. Thus, in reading the section in the accompanying prospectus entitled “Certain Federal Income Tax Considerations,” please take into account these changes to those tax rates.

A summary of certain U.S. federal income tax considerations relating to our election to be taxed as a REIT is also provided in the accompanying prospectus, and prospective purchasers of our Common Shares are advised to carefully read that discussion. In connection with this offering of our Common Shares, McCarter & English, LLP, our counsel, has opined that (1) the information contained in the accompanying prospectus under the heading “Certain Federal Income Tax Considerations,” to the extent that such information involves matters of law, is correct in all material respects under the Code; and (2) we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, commencing with the taxable year ended December 31, 2001, and that our method of operation will enable us to continue to meet the requirements for qualification as a REIT under the Code. Investors should be aware that McCarter & English, LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, McCarter & English, LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership and the percentage of our earnings that we distribute. McCarter & English, LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Certain Federal Income Tax Considerations—Failure to Qualify” in the accompanying prospectus.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, DISPOSITION AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement concerning our Common Shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Common Shares indicated next to its name in the following table. The underwriters are obligated to purchase all of the Common Shares offered other than those covered by the over-allotment option described below, if they purchase any of our Common Shares, subject to approval of legal matters by counsel and to certain other conditions.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co.	1,680,000
Stifel, Nicolaus & Company, Incorporated	700,000
BMO Capital Markets Corp.	420,000

Total	2,800,000

If the underwriters sell more Common Shares than the total number set forth in the table above, the underwriters have an option exercisable until December 14, 2006, to buy up to an additional 420,000 Common Shares from us, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any of our Common Shares are purchased under this option, the underwriters will severally purchase Common Shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters. The amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase up to 420,000 additional Common Shares, if any.

		Total
	Per Share	No Exercise of Option	Full Exercise of Option

Public offering price	$28.00	$78,400,000	$90,160,000

Underwriting discount and commissions to be paid by us	$1.47	$4,116,000	$4,733,400
Proceeds, before expenses, to us	$26.53	$74,284,000	$85,426,600

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000.

Common Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any Common Shares sold by the underwriters to securities dealers may be sold at the public offering price per share less a concession not in excess of $0.88 per share, of which $0.10 per share may be reallocated to other dealers. If all of our Common Shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

In connection with this offering, the underwriters may purchase and sell Common Shares in the open market, pursuant to Regulation M under the Securities Act. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Shares while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of Common Shares than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in any amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the underwriters will consider, among other things, the price of our Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased Common Shares sold by, or for the account of, that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

No underwriter is obligated to conduct market-making activities in our Common Shares and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

LEGAL MATTERS

The validity of our Common Shares will be passed upon for us by McCarter & English, LLP. In addition, the description of federal income tax consequences in “Certain Federal Income Tax Considerations” is based on the opinion of McCarter & English, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn LLP.

EXPERTS

The consolidated financial statements of BRT Realty Trust appearing in BRT Realty Trust’s Annual Report (Form 10-K) for the year ended September 30, 2005, including schedules appearing therein, and BRT Realty Trust management’s assessment on the effectiveness of internal control over financial reporting as of September 30, 2005 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement. This prospectus supplement and the accompanying prospectus incorporate by reference the document set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2005, filed on December 14, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2005, March 31 and June 30, 2006, filed on February 9, May 10, and August 9, 2006, respectively;

•	Current Reports on Form 8-K filed on December 15, 2005, January 11, January 17, March 15, March 22, May 1, June 14, November 2, November 8, November 22 and November 27, 2006; and

•	The description of our Common Shares included in our registration statement on Form 8-A (File No. 001-07172), filed on December 10, 1987, as updated by the description of our Capital Stock included in our Current Report on Form 8-K, filed on September 10, 2004.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of the securities to which this prospectus supplement relates will automatically be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing those documents.

To the extent that any information contained in any Current Report on Form 8-K or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus supplement.

Any statement contained in this prospectus supplement and in the accompanying prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement and in the accompanying prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus supplement by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement incorporates by reference), as well as a paper copy of this prospectus supplement and the accompanying prospectus, without charge upon written or oral request to BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York, 11021, telephone (516) 466-3100.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128458

PROSPECTUS

BRT REALTY TRUST

Common Shares

Preferred Shares

Warrants

$100,000,000

We may offer and sell, from time to time, our common shares, preferred shares or warrants, in one or more offerings up to a total dollar amount of $100,000,000.

This prospectus describes the general manner in which our securities may be offered using this prospectus. We will inform you about the specific terms of any offerings of our securities, and we may add to, update or modify the information contained in this document, in one or more prospectus supplements to this prospectus. Before you decide to invest, you should carefully read this prospectus, the applicable prospectus supplement and the information incorporated by reference in this prospectus and the applicable prospectus supplement.

Our common shares are listed for trading on the New York Stock Exchange under the trading symbol “BRT.”

Investing in our securities involves certain risks. You should read this entire prospectus and the applicable prospectus supplement carefully before you make your investment decision. Please carefully consider the “ Risk Factors” beginning on page 3 of this Prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 18, 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process, which allows us to sell any combination of our common shares, preferred shares and warrants from time to time in one or more offerings for total proceeds of up to $100,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Prospectus supplements may also add to, update or change the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement or in any amendment to this prospectus. We have not authorized any other person to provide you with different information, and if anyone provides, or has provided, you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we filed previously with the SEC and incorporated herein by reference is accurate only as of the date of the document containing the information.

In this prospectus, references to “Trust,” “Company,” “we,” “us,” “our,” “registrant” and “BRT” refer to BRT Realty Trust. The phrase “this prospectus” refers to this prospectus and the applicable prospectus supplement, unless the context otherwise requires. References to “securities” refer to the common shares, preferred shares and warrants offered by this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industry in which we operate, our beliefs and our management’s assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. These forward-looking statements are subject to various risks and uncertainties, including those related to:

•	our ability to originate loans on favorable terms;

•	increased competition from entities engaged in mortgage lending;

•	general and local real estate conditions;

•	general and local economic conditions;

•	changes in federal, state and local government laws and regulations;

•	our ability to maintain our qualification as a real estate investment trust; and

•	the availability of, and costs associated with, sources of liquidity.

Other risks, uncertainties and factors, including those discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement or described in reports that we file from time to time with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, could cause our actual results to differ materially from those projected in any forward-looking statements.

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ABOUT BRT REALTY TRUST

We are a real estate investment trust, also known as a REIT, primarily engaged in originating senior and junior real estate mortgage loans. In addition, we originate participating mortgage loans and purchase pari passu, senior and junior participations in existing mortgage loans originated by others. We also originate senior and junior mortgage loans for joint ventures in which we are an equity participant. Our investments in mortgage loans are generally secured by income producing real property; however, at times, we originate loans secured by improved commercial or multi-family residential properties that are vacant, pending renovation and sale or leasing, or secured by interests in the owner of the property (commonly referred to as “mezzanine” loans). In addition to these activities, from time to time, we provide mortgage financing secured by undeveloped real property and invest in the equity securities of other REITs.

We were organized as a business trust under the laws of the Commonwealth of Massachusetts in 1972. Our principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021 and our telephone number is (516) 466-3100. Our website is www.brtrealty.com. The information contained on our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our securities.

RISK FACTORS

In addition to the information contained in this prospectus, in the applicable prospectus supplement, and in the documents incorporated by reference into this prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations.

Risks Related to Our Business

If borrowers default on loans, we will experience a decrease in income and any recovery may be limited by the value of the underlying property.

Loan defaults will result in a decrease in interest income and an increase in loan loss reserves. The decrease in interest income resulting from loan defaults may be for a prolonged period of time as we seek to recover the outstanding principal balance, accrued interest, default interest and our legal costs. These legal proceedings, which may include foreclosure actions and bankruptcy and reorganization proceedings, are expensive and time consuming. The decrease in interest income and the costs involved in seeking to recover the outstanding amounts will reduce the amount of cash available to meet our expenses. In addition, the decrease in interest income combined with increases in loan loss reserves will have an adverse impact on our net income, taxable income and shareholders’ equity. The decrease in interest income and the costs involved in seeking to recover the outstanding amounts could also have an adverse impact on the cash distributions paid by us to our shareholders and our ability to continue to pay cash distributions in the future.

Our primary source of recovery in the event of a loan default is the real property underlying a defaulted loan and, therefore, the value of our loan depends upon the value of the underlying real property. The value of the underlying property is dependent on numerous factors outside of our control, including national, regional and local business and economic conditions, government economic policies, the level of interest rates and non performance of lease obligations by tenants occupying space at the underlying real property. The loan to value ratio of certain of our loans exceeds 80%. The loan to value ratio is the ratio of the amount of one of our loans, plus any senior indebtedness, to the value of the real property underlying the loan as determined by our own in-house procedures. The higher the loan to value ratio, the greater the risk that the amount obtainable from a foreclosure or bankruptcy sale may be insufficient to repay the loan in full upon default. In addition, we may find it necessary to acquire the property at a foreclosure sale or bankruptcy auction, in which event we assume the risks that may result from ownership of the property.

If a significant number of our mortgage loans are in default or we otherwise must write down our loans, a breach of our revolving credit facility could occur.

Our revolving credit facility with North Fork Bank, Valley National Bank, Merchants Bank Division and Signature Bank includes financial covenants that require us to maintain certain financial ratios, including a debt service ratio and an equity to indebtedness ratio. If a significant number of our mortgage loans are in default or if a recessionary environment exists under which generally accepted accounting principles require us to take provisions against our loans or against our real estate assets, our financial position could be materially adversely affected causing us to be in breach of the financial covenants.

A breach by us of the covenants to maintain the financial ratios would place us in default under our revolving credit facility, and, if the banks called a default and required us to repay the full amount outstanding under the revolving credit facility, we might be required to dispose of assets in a rapid fashion, which could have an adverse impact on the amounts we would receive on such disposition. If we are unable to dispose of assets in a timely fashion to the satisfaction of the banks, the banks could foreclose on all, or any portion of, our loan portfolio pledged to the banks as collateral, which could result in the disposition of loans at below market values. The disposition of loans at below our carrying value would adversely affect our net income, reduce our net worth and adversely affect our ability to pay cash distributions to our shareholders.

The inability of our borrowers to refinance or sell underlying real property may lead to defaults on our loans.

A substantial majority of our mortgage portfolio is short term and due within five years. In addition, our borrowers are required to pay all or substantially all of the principal balance of our loans at maturity, in most cases with little or no amortization of principal over the term of the loan. Accordingly, in order to satisfy this obligation, at the maturity of a loan, a borrower will be required to refinance or sell the property or otherwise raise a substantial amount of cash. The ability to refinance or sell or otherwise raise a substantial amount of cash is dependent upon factors which neither we nor our borrowers control, such as national, local and regional business and economic conditions, government economic policies and the level of interest rates. If a borrower is unable to pay the balance due at maturity, and we are not willing to extend or restructure the loan, in most cases we will be required to foreclose on the property, which can be expensive and time consuming and could adversely affect our net income, shareholders’ equity and cash distributions to shareholders.

A significant portion of our loans are subordinate loans which may carry a greater risk of loss than senior loans.

We also loan funds to our borrowers in the form of junior mortgage loans or junior participations in mortgage loans. Because of their subordinate position, junior liens carry a greater risk than senior liens, including a substantially greater risk of non-payment of interest or principal. A decline in real estate values in the region in which the underlying property is located could adversely affect the value of our collateral, so that the outstanding balance of senior liens may exceed the value of the underlying property.

In the event of a default on a junior lien, if permitted, we may elect to make payments to the senior mortgage holder in order to prevent foreclosure of the senior lienholder. However, in certain situations, we may not have the right to make payments to the senior lienholder, or may choose not to make such payments despite having the right to do so. In such case, the senior lienholder may foreclose and we will be entitled to share in the proceeds of the foreclosure sale only after amounts due to senior lienholders have been paid in full. This can result in the loss of all or part of our investment, adversely affecting our net income, shareholders’ equity and cash distributions to our shareholders.

We may suffer a loss if a borrower defaults on a loan that is secured by undeveloped land.

We may provide loans that are secured by undeveloped land. These loans may be subject to a higher risk of default because such properties generally are not income-producing properties. Following a borrower’s default, we may experience delays in enforcing our rights as a lender and may incur costs in protecting our investment. In addition, the market value of such properties may be volatile. Consequently, in the event of a default and foreclosure, we may not be able to sell such a property for an amount equal to our investment quickly or at all. As a result, we may lose all or part of our investment, adversely affecting our net income, shareholders’ equity and cash distributions to our shareholders.

We may suffer a loss if a borrower defaults on a loan that is not secured by underlying real estate.

We occasionally provide loans that are secured by equity interests in the borrowing entities. These loans are subject to the risk that other lenders may be directly secured by the real estate assets of the borrower. In the event of a default and foreclosure or bankruptcy sale, those secured lenders would have priority over us with respect to the proceeds of a sale of the underlying real estate. As a result, we may lose all or part of our investment, adversely affecting our net income, shareholders’ equity and cash distributions to our shareholders.

We are subject to the risks associated with loan participations, such as lack of full control rights.

Some of our investments are participating interests in loans in which we share the rights, obligations and benefits of the loan with other participating lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceeding and the institution of, and control over, foreclosure proceedings. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not consistent with our objectives.

We may have less control of our investment when we invest in joint ventures.

We have made loans to, and acquired equity interests in, joint ventures that own income producing real property. Our co-venturers may have different interests or goals than we do or our co-venturers may not be able or willing to take an action that is desired by us. A disagreement with respect to the activities of the joint venture could result in a substantial diversion of time and effort by our management and could result in our exercise, or one of our co-venturer’s exercise, of the buy/sell provision typically contained in our joint venture organizational documents. In addition, there is no limitation under our charter documents as to the amount of funds that we may invest in joint ventures. Accordingly, we may invest a substantial amount of our funds in joint ventures which ultimately may not be profitable as a result of disagreements with or among our co-venturers.

Our allowance for loan losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We maintain an allowance for loan losses to manage the risk associated with loan defaults and non-performance by assessing the likelihood of non-performance, tracking loan performance and diversifying our portfolio. However, unexpected losses may occur that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence or control.

The allowance for loan losses reflects our estimate of the probable losses in our loan portfolio at the relevant balance sheet date. Our allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination associated with the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

The geographic concentration of our portfolio may make our revenues and the value of our portfolio vulnerable to adverse changes in local economic conditions.

A substantial amount of our outstanding loans are secured by properties located in the New York metropolitan area, including New Jersey and Connecticut, although we originate and hold for investment loans secured by real property located anywhere in the United States and Puerto Rico. A lack of geographical diversification may make our mortgage portfolio more sensitive to local or regional economic conditions, which may result in higher default rates than might be incurred if our portfolio were more geographically diverse.

We face intense competition in acquiring desirable mortgage investments.

We encounter significant competition from other REITs, banks, pension funds, public and private lending companies and mortgage bankers. Many of our competitors are larger than us, may have greater access to capital and other resources and may have other advantages over us in providing certain services to borrowers. Competition may result in higher prices for mortgage assets, lower yields and a narrower spread of yields over borrowing costs. In addition, an increase in funds available to lenders, or a decrease in borrowing activity, may increase competition for making loans and may result in loans available to us having a greater risk.

Our revenues and the value of our portfolio are affected by a number of factors that affect investments in real estate generally.

We are subject to the general risks of the real estate market. These include adverse changes in general and local economic conditions, demographics, retailing trends and traffic patterns, competitive overbuilding, casualty losses and other factors beyond our control. The value of the collateral underlying our loans, as well as the real estate owned by us and by joint ventures in which we participate, also may be negatively affected by factors such as the cost of complying with environmental regulations and liability under applicable environmental laws, interest rate changes and the availability of financing. Income from a commercial or multifamily residential property will also be adversely affected if a significant number of tenants are unable to pay rent, if tenants terminate or cancel leases or if available space cannot be rented on favorable terms. Operating and other expenses of properties, particularly significant expenses such as real estate taxes, maintenance costs and casualty and liability insurance costs, generally do not decrease when income decreases and even if revenues increase, operating and other expenses may increase faster than revenues.

Changes in interest rates may harm our results of operations.

Our results of operations are likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial or sustained increase in interest rates could harm our ability to originate mortgage loans or acquire participations in mortgage loans. Interest rate fluctuations may also harm our earnings by causing an increase in mortgage prepayments or by changing the spread between the interest rates on our borrowings and the interest rates on our mortgage assets.

Our revenues and the value of our portfolio may be negatively affected by casualty events occurring on properties securing our loans.

We require our borrowers to obtain, for our benefit, comprehensive insurance covering the property and any improvements to the property collateralizing our loan in an amount intended to be sufficient to provide for the costs of replacement in the event of casualty. In addition, joint ventures in which we are a participant carry comprehensive insurance covering the property and any improvements to the property owned by the venture for the costs of replacement in the event of a casualty. Further, we carry insurance for such purpose on properties owned by us. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost following a casualty event. In addition, the rent loss coverage under a policy may not extend for the full period of time that a tenant may be entitled to a rent abatement that is a result of, or that may be required to complete restoration following, a casualty event. In addition, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible for our borrower, a joint venture or us, as the case may be, to use insurance proceeds to replace damaged or destroyed improvements at a property. If any of these or similar events occur, the amount of coverage may not be sufficient to replace a damaged or destroyed property and/or to repay in full the amount due on all loans collateralized by such property. As a result, our returns and the value of our investment may be reduced.

Senior management and other key personnel are critical to our business and our future success may depend on our ability to retain them.

We depend on the services of Fredric H. Gould, chairman of our board of trustees, Jeffrey A. Gould, our president and chief executive officer, and other members of our senior management to carry out business and investment strategies. In addition to Jeffrey A. Gould, only three other officers, our vice presidents, David Heiden and Mitchell Gould, and our vice president and chief financial officer, George Zweier, devote substantially all of their business time to our company. The remainder of our executive management personnel share their services on a part-time basis with entities affiliated with us and located in the same executive offices. In addition, Jeffrey A. Gould devotes a limited amount of his business time to entities affiliated with us. As we grow our business, we will need to attract and retain qualified senior management and other key personnel, both on a full-time and part-time basis. The loss of the services of any of our senior management or other key personnel or our inability to recruit and retain qualified personnel in the future, could impair our ability to carry out our business and our investment strategies. We do not carry key man life insurance on members of our senior management.

Our transactions with affiliated entities involve conflicts of interest.

Entities affiliated with us and with certain of our officers provide services to us and on our behalf and we intend to continue the relationships with such entities in the future. Although our policy is to ensure that we receive terms in transactions with affiliates that are at least as favorable as those that we would receive if the transactions were entered into with unaffiliated entities, these transactions raise the potential that we may not receive terms as favorable as those that we would receive if the transactions were entered into with unaffiliated entities.

We will be adversely affected by a decrease in the market value of, or cash distributions paid on, shares of Entertainment Properties Trust.

The closing market value of the shares of Entertainment Properties Trust (“EPR”) owned by us at June 30, 2005 was $46,441,600 while our cost basis was $13,262,000. At June 30, 2005, our balance sheet reflects as an asset $50,672,000 of available-for-sale securities, of which $46,441,600 represents the market value of the shares of EPR owned by us on June 30, 2005 and $33,180,000, or 23% of our shareholders’ equity, represents the difference between our cost basis for such shares and the market value for such shares. We have no business relationship, affiliation with or influence over the business or operations of EPR. Any substantial decrease in the market value of EPR shares, whether resulting from activities of EPR, its management, market forces or otherwise, could result in a material decrease in our total assets and our shareholders’ equity.

Our ownership of shares of EPR resulted in the receipt by us for the fiscal year ended September 30, 2004 of cash dividends of $2,271,000. In the fiscal year ended September 30, 2004, we sold 61,300 EPR shares for a gain of $1,378,000. If there is a decrease in the EPR dividend, for any reason, it could reduce the amount of cash distributions available for our shareholders. In addition, if the market price of EPR’s common shares were to decline, our profit from the sale of these shares would decline or could be eliminated.

We have established a margin line of credit collateralized by the EPR shares owned by us. At June 30, 2005, $23,221,000 was available under this line of credit of which $18,613,000 was outstanding. When we have amounts outstanding under the margin line of credit, a significant decrease in the value of the EPR shares could result in a margin call and, if cash is not available from other sources, a sale of EPR shares may be required at a time when we would prefer not to sell EPR shares, resulting in the possibility that such shares could be sold at a per share loss.

Risks Related to the REIT Industry

Failure to qualify as a REIT would result in material adverse tax consequences and would significantly reduce cash available for distributions.

We believe that we operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Qualification as a REIT involves the application of technical and complex legal provisions for which there are limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. If we fail to qualify as a REIT, we will be subject to federal, state and local income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and would not be allowed a deduction in computing our taxable income for amounts distributed to shareholders. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would reduce significantly our net income and the cash available for distributions to shareholders.

We are subject to certain distribution requirements that may result in our having to borrow funds at unfavorable rates.

To obtain the favorable tax treatment associated with being a REIT, we generally will be required, among other things, to distribute to our shareholders at least 90% of our taxable income (subject to certain adjustments) each year. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

As a result of differences in timing between the receipt of income and the payment of expenses, and the inclusion of such income and the deduction of such expenses in arriving at taxable income, and the effect of nondeductible capital expenditures, the creation of reserves and the timing of required debt service (including amortization) payments, we may need to borrow funds on a short-term basis in order to make the distributions to our shareholders necessary to retain the tax benefits associated with qualifying as a REIT, even if we believe that then prevailing market conditions are not generally favorable for such borrowings. Such borrowings could reduce our net income and the cash available for distributions to holders of our shares.

Compliance with REIT requirements may hinder our ability to maximize profits.

In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning among other things, our sources of income, the amounts we distribute to our shareholders and the ownership of securities. We may also be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of such issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer, other than a qualified REIT security. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. This requirement could cause us to dispose of assets for consideration of less than their true value and could lead to a material adverse impact on our results of operations and financial condition.

Your investment in our shares has various U.S. federal, state and local income tax risks that could affect the value of your investment.

Although the provisions of the Code relevant to your investment in our shares are generally described in “Certain Federal Income Tax Considerations,” we strongly urge you to consult your own tax advisor concerning the effects of U.S. federal, state and local income tax law on an investment in our shares because of the complex nature of the tax rules applicable to REITs and their shareholders.

Risks Related to Ownership of Our Securities

We may issue securities with rights or preferences that are senior to the rights of the securities you purchase.

Our declaration of trust authorizes the issuance of up to 10,000,000 preferred shares in one or more series. Any series of preferred shares may have rights to dividends that are equal or senior to those of the securities you purchase. Our board of trustees, without any action by our shareholders, may amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class that we are authorized to issue. The issuance of preferred shares could have the effect of decreasing the amount of income available for distribution to common shareholders. The issuance of an additional series of preferred shares on a parity with or senior to an initial series of preferred shares could have the effect of diluting the interests and voting rights of holders of an initial series of preferred shares.

We may sell additional common shares in order to expand our business, which will dilute your percentage ownership and may cause the price of our common shares to decline.

There are 7,804,429 of our common shares outstanding as of September 15, 2005. This prospectus may relate to the offering of common shares or other securities exercisable for, convertible into or exchangeable for common shares. In order to expand our business, we may sell additional common shares, or other securities convertible into or exchangeable for our common shares, which would cause dilution of our existing shareholders and could result in a decrease in the market price of our common shares.

Future sales of our shares may cause the price of our shares to decline.

Substantially all of our outstanding common shares are freely tradable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Nevertheless, sales of substantial amounts of our shares by our shareholders or even the potential for such sales, may have an adverse effect on the market price of our shares and could impair our ability to raise capital through the sale of our equity securities.

Increases in interest rates could lower the trading price of our shares.

The trading prices of equity securities issued by REITs historically have been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices. As a result, an increase in market interest rates could lower the trading price of our equity securities.

There is no guarantee that there will be an active or liquid market for our preferred shares.

As of the date of this prospectus, we do not have any preferred shares outstanding. If we issue preferred shares, an active or liquid trading market for the preferred shares may not develop. Even if a market does develop, it may not be sustained and may not provide you with a means to sell your preferred shares. If an active trading market does not develop, the market price and liquidity of our preferred shares will be adversely affected. Even if an active public market does develop, we cannot guarantee you that the market price for preferred shares that you purchase will equal or exceed the price you pay for the preferred shares.

Our shareholders may have personal liability for our acts and obligations.

It is possible that certain states may not recognize the limited liability of shareholders, although BRT’s Third Amended and Restated Declaration of Trust, (which we refer to herein as our declaration of trust) provides that our shareholders shall not be subject to any personal liability for our acts or obligations. Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder’s part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

We cannot assure you of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of trustees and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of trustees may deem relevant from time to time. We cannot assure you that we will be able to pay dividends in the future.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the securities that we may offer under this prospectus will be used for general business purposes, including, without limitation, the repayment of debt and the origination of or the acquisition of real estate mortgage loans, participations in mortgage loans, or the acquisition of other real estate assets. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds from any sale of the securities. We may invest the net proceeds temporarily until we use them for their stated purpose.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

The following table sets forth the ratios of earnings to combined fixed charges for the Trust for each of the five years ended September 30, 2004, 2003, 2002, 2001 and 2000 and for the nine months ended June 30, 2005.

	For the nine months ended June 30, 2005	For the years ended September 30,
		2004	2003	2002	2001	2000
Fixed charge coverage (1)	5.06	7.48	25.06	23.87	13.59	19.33

(1)	Earnings is calculated as income before equity in earnings of unconsolidated real estate ventures, minority interest and discontinued operations plus distributed earnings from equity investees and fixed charges. Fixed charges is calculated as the sum of interest expense and amortization of deferred financing costs. During the period commencing with the Trust’s fiscal year ended September 30, 2000 through June 30, 2005, the Trust did not have any preferred shares outstanding.

DESCRIPTION OF SECURITIES

The following paragraphs constitute a summary as of the date of this prospectus and do not purport to be a complete description of our securities. The following paragraphs are qualified in their entirety by our declaration of trust, our bylaws and Massachusetts law. For a complete description of our securities, we refer you to our declaration of trust and our bylaws, each of which is incorporated by reference in this prospectus and any accompanying prospectus supplement.

Overview

Our authorized capital consists of an unlimited number of shares of beneficial interest, par value $3.00 per share, which we refer to in this prospectus as our common shares, and 10,000,000 shares of preferred stock, par value $1.00 per share, which we refer to in this prospectus as our preferred shares. As of September 15, 2005, 7,804,429 of our common shares were outstanding (including 86,310 shares awarded under restricted stock grants subject to vesting conditions) and no preferred shares were outstanding. We may issue and sell as many common shares as our board of trustees determines in its sole discretion.

Description of Common Shares

Unless otherwise provided for in the applicable prospectus supplement, our common shares have equal non-cumulative voting, distribution, liquidation, redemption and other rights and have one vote per share on all matters submitted to a vote of the shareholders. Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or preemptive rights. Holders of common shares are entitled to receive distributions, when and as authorized by our board of trustees, out of legally available funds. All of our common shares issuable under this prospectus have been duly authorized and will be fully paid and non-assessable.

Subject to our declaration of trust, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our declaration of trust provides that shareholders are entitled to vote only upon the following matters:

•	election or removal of trustees;

•	amendment of our declaration of trust or termination of the trust;

•	any transaction involving our merger or consolidation, or the sale, lease or exchange of all or substantially all of our property and assets;

•	termination of any contract with an advisor to which our trustees have delegated the authority to conduct our business; and

•	determination of whether a court action, proceeding or claim should be brought or maintained derivatively or as a class action on our behalf or on behalf of our shareholders.

Except with respect to these matters, no action taken by our shareholders at any meeting shall in any way bind our board of trustees.

There is no cumulative voting in the election of trustees. Accordingly, holders of a majority of the outstanding common shares entitled to vote in any election of trustees may elect all of the trustees standing for election, subject to the voting rights, if any, of any class or series of our preferred shares that may be outstanding from time to time.

Description of Preferred Shares

Our charter authorizes us to issue up to 10,000,000 preferred shares. As of the date of this prospectus, no preferred shares are outstanding. Subject to limitations of Massachusetts law, our declaration of trust and the New York Stock Exchange rules, our board of trustees is authorized to fix the number of shares constituting each series of preferred shares and the terms, rights, restrictions and qualifications, including preferences, voting powers, dividend or distribution rights and redemption, sinking fund and conversion rights, and such other subjects or matters as may be fixed by resolution of our board of trustees or a duly authorized committee thereof.

Any preferred shares issued may rank prior to the common shares as to dividends and will rank prior to the common shares as to distributions in the event of our liquidation, distribution or winding up. The ability of our board of trustees to issue preferred shares could, among other things, adversely affect the voting powers of common shareholders. If we issue preferred shares, the preferred shares will be validly issued, fully paid and non-assessable.

Prior to the issuance of a new series of preferred shares, we will file, with the Secretary of the Commonwealth of Massachusetts, an Amendment of Trust that will become part of our declaration of trust that will set forth the terms of the new series. The prospectus supplement relating to any preferred shares offered thereby will describe the specific terms of the preferred shares, including:

•	the title and stated value;

•	the number of shares offered, liquidation preference, if any, and offering price;

•	the distribution rate, if any, and if applicable, the distribution periods and payment dates;

•	any cumulative, non-cumulative or partially cumulative feature of any distribution;

•	the date on which distribution, if any, begin to accrue, and, if applicable, accumulate;

•	any auction and remarketing procedures;

•	any retirement or sinking fund requirement;

•	the terms and conditions of any redemption right;

•	the terms and conditions of any conversion or exchange right;

•	any listing of the offered shares on any securities exchange;

•	any voting rights;

•	the relative ranking and preferences of the preferred shares as to distributions, liquidation, dissolution or winding up;

•	any limitations on issuances of any other series of preferred shares ranking senior to or on a parity with the series of preferred shares as to distributions, liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer; and

•	any other specific terms, preferences, rights, limitations or restrictions.

Description of Warrants

We may issue warrants to purchase common shares or preferred shares, which we refer to in this prospectus as “warrants.” Warrants may be issued independently or together with any securities and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a specified warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants offered thereby will describe the specific terms of the warrants, including:

•	the title of the warrants;

•	the aggregate number of outstanding warrants;

•	the price or prices at which the warrants will be issued;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	the designation, amount and terms of the securities purchasable upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

PROVISIONS OF OUR DECLARATION OF TRUST

Restrictions on Acquisition and on Transfer

Our board of trustees may (1) refuse to issue, sell, transfer or deliver an amount of our common shares or preferred shares to any person or entity, or (2) call for the redemption of an amount of our common shares or preferred shares from any person or entity if, in either case, the acquisition of an amount of our common shares or preferred shares by such person or entity would, in the opinion of our board of trustees, result in our disqualification as a REIT. All certificates representing our common shares bear a legend referring to these restrictions and, in the event we issue any preferred shares, all certificates representing such preferred shares shall also bear a legend referring to these restrictions. If so requested by us, you must file a written response to our request for share ownership information which we will mail to you. In addition, you must disclose to us in writing any additional information we request in order to determine the extent of your direct or indirect ownership of our shares and its effect, if any on our REIT status.

Restrictions on Acquisition of Control

Our declaration of trust contains provisions that may delay, defer or prevent a takeover attempt, which may prevent shareholders from receiving a “control premium” for their shares. These provisions may defer or prevent tender offers for our common shares or purchases of large blocks of our common shares which could thereby limit the opportunities for our shareholders to receive a premium for their common shares over then-prevailing market prices. These provisions include the following:

•	Authorization of “blank check” preferred shares. Under the terms of our declaration of trust, we are authorized to issue up to 10 million “blank check” preferred shares and to determine the price, privileges and terms of those shares. Specific rights we may grant to future holders of preferred shares could be used to restrict an ability to merge with, or sell our assets to, a third party.

•	Classified board structure. Our board of trustees is divided into three classes. Trustees in each class are elected to serve for a term of three years, with the terms of each class beginning in different years.

•	Restrictions on Transfer. Our board of trustees has the power to prevent the sale, transfer or delivery of our shares to any person or entity if the board of trustees determines, in good faith and in its sole discretion, that any such sale, transfer or delivery of our shares would result in a concentration of ownership, whether direct or indirect, of our shares not permitted by the provisions of the Internal Revenue Code applicable to REITs.

Amendment of Declaration of Trust or Termination of Trust

Our declaration of trust may be amended or terminated (1) by written consent of a majority of the trustees and the holders of a majority of our outstanding shares entitled to vote or (2) at a meeting called for such purpose, by vote of a majority of our outstanding shares entitled to vote. Two-thirds of the trustees may, on the advice of counsel, amend our declaration of trust without the consent of our shareholders to the extent necessary to comply with the provisions of the Internal Revenue Code of 1986, as amended, applicable to REITs, the regulations thereunder, and any ruling thereunder or interpretation thereof.

Trustees

Our declaration of trust requires that we have not less than five nor more than 15 trustees as fixed from time to time by the board of trustees. We currently have nine trustees. Our board of trustees is divided into three classes, each of which is elected for a staggered term of three years. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our shares or may delay, defer or prevent other changes that our shareholders consider desirable. In addition, a classified board could prevent shareholders who disagree with the policies of our board from replacing a majority of our board for two years, except in the event of removal for cause.

A trustee may be removed by a vote of two-thirds of the other trustees only for cause. A trustee may be removed, with or without cause, at any meeting of the shareholders by the affirmative vote of a majority of the outstanding shares entitled to vote, provided a quorum is present at such meeting. Any vacancy on the board of trustees, resulting from the death, resignation, or removal of a trustee, or from another cause specified in our declaration of trust, may be filled by a majority of the remaining trustees. No bond is required to secure the performance of a trustee.

Responsibility of Trustees

Our board of trustees is responsible for our general policies and for such general supervision and management of our business as may be necessary to insure that our business conforms to the provisions of our declaration of trust. Our declaration of trust provides that the trustees have full, absolute and exclusive power, control, and authority over and management of our assets and over our business and our affairs to the same extent as if the trustees were the sole owners thereof in their own right, subject to the limitations expressly stated in the declaration of trust. The trustees have the power to enter into commitments to make any investment, purchase or acquisition or to exercise any power authorized by our declaration of trust, including the power to retain, employ or contract with an advisor and to delegate any of the trustees’ powers and duties to an advisor.

Indemnification of Trustees, Officers, Employees and Agents

Our declaration of trust provides that we will indemnify and hold harmless our trustees, officers, employees and agents, or an Indemnified Party, against expense or liability, including attorneys’ fees reasonably incurred, in connection with the defense or disposition of any action, suit or proceeding in which they may be involved or which they may be threatened because of being or having been our trustees, officers, employees or agents to the fullest extent permitted by applicable law; provided, however, that (1) no such indemnification shall be made with respect to any matter in which the Indemnified Party is adjudicated to have not acted in good faith in the reasonable belief that his actions were in our best interests, or with respect to any matter in which the Indemnified Party is adjudicated to have acted with bad faith, willful misconduct, reckless disregard of his duties or gross negligence, (2) no indemnification shall be provided in a case where any matter is disposed of by a compromise payment by an Indemnified Party unless such compromise payment is approved by a majority of the disinterested trustees or unless we have received a written opinion from independent legal counsel indicating that such Indemnified Party appears to have acted in good faith in the reasonable belief that his action was in our best interests.

Pursuant to our declaration of trust, an Indemnified Party may only satisfy any right of indemnity out of our assets, and no shareholder shall be personally liable with respect to any claim for indemnity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our trustees, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our trustees, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Possible Shareholder Liability; Indemnification of Shareholders

It is possible that certain states may not recognize the limited liability of our shareholders, although our declaration of trust provides that our shareholders will not be subject to any personal liability for our acts or obligations. Our declaration of trust provides that we will indemnify our shareholders against expense or liability, including attorney’s fees reasonably incurred, as a result of being or having been shareholders; provided however, that we will not indemnify shareholders for taxes assessed against them because of ownership of our shares and we will not reimburse shareholders for losses suffered because of changes in the market value of our shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fredric H. Gould, chairman of our board of trustees, is chairman of the board of directors, president and chief executive officer of One Liberty Properties, Inc., a REIT listed on the New York Stock Exchange that is engaged in the ownership of a diversified portfolio of income-producing real properties that are net leased to tenants, generally under long-term leases. He is also chairman of the board of directors and sole stockholder of the managing general partner of Gould Investors L.P., a limited partnership engaged in real estate ownership, and he is the sole member of a limited liability company which is also a general partner of Gould Investors L.P. Jeffrey A. Gould, a trustee and our president and chief executive officer, is a senior vice president and director of One Liberty Properties, Inc. and a vice president of the managing general partner of Gould Investors L.P. Matthew J. Gould, one of our senior vice presidents, is a senior vice president and director of One Liberty Properties, Inc., and president of the managing general partner of Gould Investors L.P. Gould Investors L.P. owns approximately 27.2% of our outstanding common shares. In addition, David W. Kalish, Simeon Brinberg, Mark H. Lundy and Israel Rosenzweig, each of whom is an executive officer of our company, are also executive officers of One Liberty Properties, Inc. and of the corporate managing general partner of Gould Investors L.P.

We and certain related entities, including Gould Investors L.P. and One Liberty Properties, Inc., occupy common office space and use certain services and personnel in common. In 2004, we paid Gould Investors L.P. $754,000 for general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services. This amount included $52,000 contributed to the annual rent of $349,000 paid by Gould Investors L.P., One Liberty Properties, Inc. and related entities to a subsidiary of Gould Investors L.P. which owns the building in which the offices of these entities are located, and an aggregate of $570,787 allocated to us for services (primarily legal and accounting) performed by some of the above executive officers who are not engaged by us on a full-time basis, including $151,589, $80,741 and $107,428 of salary allocated by Mark H. Lundy, David W. Kalish and Simeon Brinberg respectively. The allocation of general and administrative expenses is computed in accordance with a shared services agreement, or the “Shared Services Agreement,” and is based on the estimated time devoted by executive, administrative and clerical personnel to the affairs of each participating entity to the Shared Services Agreement. The services of secretarial personnel generally are allocated on the same basis as that of the executive to whom each secretary is assigned. We also lease under a direct lease with a subsidiary of Gould Investors L.P. approximately 1,800 square feet at an annual rental of $51,000, which is a competitive rent for comparable office space in the area in which the building is located.

In 2004, we paid Majestic Property Management Corp., a company in which we have no ownership interest and which is 100% owned by Fredric H. Gould, chairman of our board of trustees, fees for management services and brokerage fees totaling $128,000, representing approximately 4% of the 2004 revenues of Majestic Property Management Corp. In addition, in 2004, eight unconsolidated joint ventures in which we own a 50% joint venture interest paid fees to Majestic Property Management Corp. for management fees, brokerage commissions and construction supervisory fees totaling $272,000, representing approximately 8% of the 2004 revenues of Majestic Property Management Corp. Majestic Property Management Corp. provides real property management, real estate brokerage and construction supervision services for affiliated and non-affiliated entities. Fredric H. Gould received compensation from Majestic Property Management Corp. of $19,172 in 2004, and our executive officers received compensation from Majestic Property Management Corp. in 2004 as follows: Jeffrey A. Gould, $310,000; Matthew J. Gould, $77,645; David W. Kalish, $37,545; Simeon Brinberg, $20,606; Mark H. Lundy, $42,333; and Israel Rosenzweig, $308,000. The management services provided by Majestic Property Management Corp. to us include, among other things, rent, billing and collection, leasing (including compliance with regulatory statutes and rules; i.e., New York City rent control and rent stabilization rules), property maintenance and repair and property sales.

We and REIT Management Corp. are parties to an advisory agreement (known as the “Advisory Agreement”), pursuant to which REIT Management furnishes advisory and administrative services with respect to our assets, subject to the supervision of our trustees. Among other things, REIT Management arranges credit lines for us and its personnel participate in our loan analysis and approvals, investment advice, building inspections and litigation support. For services performed by REIT Management under the Advisory Agreement, REIT Management receives an annual fee of ½ of 1% of invested assets (as defined in the Advisory Agreement) other than mortgages receivable, subordinated land leases and investments in unconsolidated ventures, with a 1% fee payable on mortgages receivable, subordinated land leases and investments in unconsolidated ventures. The fee to REIT Management includes non-accruing mortgage receivables to the extent they exceed allowances for loan losses. The fee is computed and payable quarterly, subject to adjustment at year end. In 2004, REIT Management earned $1,444,000 under the Advisory Agreement. Our borrowers pay fees directly to REIT Management based on loans originated. These fees totaled $2,029,000 in fiscal 2004.

All of the outstanding shares of REIT Management are owned by Fredric H. Gould, the chairman of our board of trustees. Fredric H. Gould and Matthew J. Gould, a trustee of our company, who are salaried officers of REIT Management, received compensation from REIT Management of $941,946 and $637,360, respectively in 2004. Simeon Brinberg, David W. Kalish and Mark H. Lundy, officers of our company, received compensation from REIT Management in 2004 of $187,919, $374,238 and $398,628, respectively. Although Jeffrey A. Gould, our President and Chief Executive Officer, did not receive any direct compensation from REIT Management in 2004, he received compensation from other affiliated service companies in 2004, none of which, other than Majestic Property Management Corp., received fees from our company in 2004. Jeffrey A. Gould may be deemed to have indirectly received from REIT Management in 2004 the net amount of approximately $371,000, because the compensation paid by affiliated service companies to Jeffrey A. Gould and our officers referred to in this section “Certain Relationships and Related Party Transactions” is not determined by the profitability of any one company but is related to the total profitability of these service companies.

The Advisory Agreement provides that directors, officers, and employees of REIT Management may serve as trustees, officers and employees of our company, but such persons may not receive cash compensation from us for services rendered in the latter capacities.

The Advisory Agreement, which was entered into in February 1983, has been renewed for a term ending December 31, 2009 and is renewable on an annual basis by the board of trustees, for a maximum five year period. Notwithstanding such renewal, the shareholders have the right to rescind the renewal of the Advisory Agreement authorized at the preceding board of trustees’ meeting, if at a special meeting of shareholders specifically called for such purpose by holders of at least 20% of the outstanding shares, a majority of the outstanding shares entitled to vote thereon determine that the Advisory Agreement shall not be renewed. In the event the Advisory Agreement is not renewed in any year by the board of trustees or such renewal is rescinded by a majority of the outstanding shares entitled to vote thereon at a special meeting called for such purpose, the Advisory Agreement will have a balance of four years remaining on the existing term.

The fees paid by us to Majestic Property Management Corp. and REIT Management and the expenses reimbursed to Gould Investors L.P. under the Shared Services Agreement were approved by our Audit Committee and board of trustees. The fees to Majestic Property Management Corp. were based on fees which would have been charged by unaffiliated persons for comparable services. The fees paid to REIT Management by us are pursuant to the Advisory Agreement and the expenses reimbursed to Gould Investors L.P. were reimbursed pursuant to the Shared Services Agreement, which has been approved by the board of trustees.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the U.S. federal income tax issues that you, as a prospective investor, may consider relevant. The applicable prospectus supplement delivered with this prospectus may, to the extent necessary, provide additional information about certain other federal income tax considerations that may be considered relevant with respect to the particular securities then being offered. Because this section is a summary, it does not address all of the tax issues that may be important to you. In particular, this section does not address any tax issues applicable to any holder of our warrants. In addition, this section does not address the tax issues that may be important to certain types of prospective investors that are subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Shareholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Shareholders” below).

The statements in this section are based on current U.S. federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may have retroactive effect, will not cause one or more statements in this section to be inaccurate.

We have not requested and do not intend to request a ruling from the Internal Revenue Service (“IRS”) as to our current status as a REIT. However, McCarter & English, LLP (“McC&E”) is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part. McC&E will opine that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ended December 31, 2001, and that our organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and on our representations concerning our organization and operations, including representations regarding the nature of our assets and the conduct and method of operation of our business, and it cannot be relied upon if any of those assumptions and representations later prove incorrect. Moreover, continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of share ownership, as well as the other various qualification tests imposed under the Code, the results of which will not be reviewed by McC&E. Accordingly, no assurance can be given that the actual results of our operations will satisfy such requirements. The opinion of McC&E is based upon current law, which is subject to change either prospectively or retroactively. Changes in applicable law could modify the conclusions expressed in McC&E’s opinion. Moreover, unlike a tax ruling (which we will not seek), an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not or could not successfully challenge our status as a REIT.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company as a REIT

We have elected to be taxed as a REIT under the U.S. federal income tax laws. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner that will preserve that qualification. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

This section discusses the material aspects of the laws governing the U.S. federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex. This section is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and the administrative and judicial interpretations of the Code.

Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or in the law, no assurance can be given that we so qualify or will continue to so qualify. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see “Failure to Qualify,” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from owning stock in a corporation. However, even if we qualify as a REIT, we will be subject to U.S. federal tax in the following circumstances:

•	We will pay U.S. federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference under certain circumstances.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from “prohibited transactions” (i.e., sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

•	Commencing with our taxable year beginning January 1, 2005, if we fail to satisfy the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and not willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	Commencing with our taxable year beginning January 1, 2005, if we fail to satisfy any provisions of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income and assets tests summarized in the preceding two bullet points) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods, then

we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a “C” corporation (or any other corporation that generally is subject to full corporate-level tax) in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset (a “conversion transaction”), we will pay tax at the highest regular corporate rate applicable if we recognize any net built-in gain on the sale or disposition of such asset during the 10-year period after we acquire such asset.

•	We will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in real estate mortgage investment conduits (or REMICs) to the extent our shares are held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

Requirements For Qualification as a REIT

A REIT is an entity that meets each of the following requirements:

1. It is managed by trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the applicable requirements for ascertaining the ownership of our outstanding shares in a taxable year and we do not know, or would not have known through the exercise of reasonable diligence, that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient shares to facilitate satisfaction of requirements 5 and 6. In addition, our declaration of trust restricts the acquisition and transfer of the shares in order to ensure that there is sufficient diversity of ownership. The provisions of our declaration of trust restricting the acquisition and transfer of our shares are described in “Provisions of our Declaration of Trust - Restrictions on Acquisition and on Transfer.”

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a “taxable REIT subsidiary.” We own certain of our properties through corporate subsidiaries. Each of our corporate subsidiaries qualify as “qualified REIT subsidiaries” under U.S. federal income tax law. Accordingly, for U.S. federal income tax purposes, our corporate subsidiaries are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in an entity treated as a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a “subsidiary partnership”), will be treated as our assets and gross income for purposes of applying the various REIT qualification tests. We hold ownership interests as a partner or member in nine business entities taxed as partnerships for federal income tax purposes. Accordingly, our proportionate share of the assets, liabilities and items of income of such entities will be treated as our assets and gross income for purposes of applying the various REIT qualification tests discussed in this section.

Tax legislation enacted in 1999 allows a REIT to own up to 100% of the stock of a “taxable REIT subsidiary” (“TRS”), in taxable years beginning on or after January 1, 2001. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the Code contains rules that limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT (or the REIT’s tenants) that are not conducted on an arm’s-length basis. We do not currently have any TRSs, but cannot foreclose the formation of one or more TRSs in future taxable years.

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income (excluding gross income from prohibited transactions, as described below) for each taxable year must consist of specific types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on

•	interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale or other disposition of real property, including interests in real property and interests in mortgages on real property, that is not inventory or dealer property;

•	income and gain derived from foreclosure property (as described below); and

•	non-contingent amounts received or accrued as consideration for entering into agreements to make loans secured by mortgages on real property, or on interests in real property, or to purchase or lease real property.

Second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions, as described below) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of the foregoing.

A REIT will incur a 100% tax on the net income derived from any “prohibited transactions” (i.e., any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business). We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply, or that we have complied, with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

While income from foreclosure property qualifies for purposes of satisfying the 75% and 95% gross income tests, we will be subject to tax at the maximum corporate rate on any income from such foreclosure property, other than any portion of such income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

In January 2005, we took ownership of a property as a result of a foreclosure action but have not made an election, which is not due yet. In any event, we will take all necessary actions to ensure that our ownership of the foreclosed property does not cause us to fail to qualify as a REIT for federal income tax purposes.

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on such schedule is not due to fraud with intent to evade tax.

However, commencing with our taxable year beginning January 1, 2005, these relief provisions have been modified, as follows: If we fail to satisfy one or both of the gross income tests, such failure must be due to reasonable cause and not due to willful neglect, and, following our identification of such failure for any taxable year, we must set forth a description of each item of our gross income that satisfied the REIT gross income tests in a schedule for the taxable year filed in accordance with regulations prescribed by the U.S. Department of Treasury.

We cannot predict whether in any relevant circumstance we would qualify for the relief provisions referenced above. If the relief provisions referenced above do not apply to the relevant circumstance, we would fail to qualify as a REIT. In addition, as discussed above in “Taxation of our Company as a REIT,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

We believe that we have satisfied the gross income tests described above for REIT qualification and will endeavor to manage our income and operations to continue to satisfy such gross income tests. Despite our efforts to continue to satisfy the gross income tests for REIT qualification, we may not always be able to maintain compliance with such gross income tests.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy certain asset tests at the end of each quarter of each taxable year as hereinafter described. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	shares in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt featuring at least a five-year term.

Furthermore, not more than 25% of the value of our total assets may be securities other than securities in the 75% asset class described above.

Also, except for (i) securities in the 75% asset class, (ii) securities in a TRS or qualified REIT subsidiary, (iii) certain partnership interests, and (iv) for purposes of the 10% value asset test described in the third bullet below, certain straight debt obligations:

•	no more than 5% of the value of our total assets may be represented by securities of any one issuer;

•	we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

•	beginning January 1, 2001, we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

In addition, beginning January 1, 2001, no more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

We believe that we have satisfied and will be able to satisfy the asset test for each calendar quarter. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests.

After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Commencing with our taxable year beginning January 1, 2005, in the event that we violate the 5% value test or the 10% vote or value tests described above at the end of any calendar quarter, we will not lose our REIT status if (i) the failure does not exceed the lesser of 1% of our assets or $10 million and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter. If we fail any of the other asset tests or our failure of the 5% or 10% asset test is in excess of the amount described in the preceding sentence, as long as the failure was due to reasonable cause and not willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with such asset tests within six months after the last day of the quarter and (ii) pay a tax equal to the greater of $50,000 or the highest federal corporate tax rate multiplied by the net income from the non-qualifying assets during the period in which we failed to satisfy such asset tests; provided that we file a schedule for such quarter describing each asset that causes us to fail to satisfy the asset test in accordance with the regulations prescribed by the U.S. Department of Treasury. Although we plan to take steps to ensure that we satisfy the various asset tests for any quarter in which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with these asset tests, we would fail to qualify as a REIT.

While we do not currently own stock in a TRS, as described above, in taxable years beginning after December 31, 2001, REITs are permitted to own up to 100% of the stock of one or more TRSs. TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. Should such an entity be organized, we and the relevant subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS itself. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. As noted above, no more than 20% of our assets can consist of securities of TRSs.

Distribution Requirements

We must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and excluding net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We are generally required to distribute income in the taxable year in which it is earned, or in the following taxable year. If dividend distributions are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year, such distributions are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return and paid on or before our first regular dividend payment following such declaration, provided such payment is made during the twelve-month period following the close of such taxable year. Such distributions are taxable to holders of shares in the year in which paid, even though they related to our prior year for purposes of our 90% distribution requirement.

We will pay U.S. federal income tax at the applicable corporate tax rates on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain net income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Shareholders,” below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the foregoing annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of that income and the deduction of such expenses in arriving at our REIT taxable income. If these timing differences occur, we may need to incur short-term, or possibly long-term, borrowings in order to meet the REIT distribution requirements.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request information from our shareholders on an annual basis designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

Excess Inclusion Income

If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a “taxable mortgage pool” for federal income tax purposes. If all or a portion of our Company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our shareholders. In addition, if we hold residual interests in real estate mortgage conduits, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our shareholders. Any excess inclusion income:

•	Could not be offset by unrelated net operating loses of a shareholder;

•	Would be subject to tax as “unrelated business taxable income” to a tax-exempt shareholder;

•	Would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to non-U.S. shareholders; and

•	Would be taxable (at the highest corporate tax rate) to us, rather than our shareholders, to the extent allocable to our shares held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

Failure To Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision is available, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, and possibly increased state and local tax, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our shareholders. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct distributions paid to shareholders. Moreover, we would not be required to distribute any amounts to shareholders in that year. In such event, distributions to our shareholders will be subject to tax to the extent of our current and accumulated earnings and profits and, in the case of shareholders who are individual U.S. shareholders, at the 15% qualified dividend rate through 2008 and, subject to certain limitations of the U.S. federal income tax laws, corporate shareholders may be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Commencing with our taxable year beginning January 1, 2005, if we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT (other than violations of the REIT gross income or asset tests, described above, for which other specific cure provisions are available), we will be granted relief if (i) the violation is due to reasonable cause and not willful neglect, and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision. We cannot predict whether, under any applicable circumstances, we would qualify for any available statutory relief if we ever fail to qualify as a REIT.

Taxation Of Taxable U.S. Shareholders

When using the term “U.S. shareholder,” we mean a holder of our common shares or our preferred shares (which are referred to collectively herein as our shares) that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.,

•	an entity created or organized under the laws of the U.S. or of a political subdivision of the U.S.,

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•	any trust with respect to which a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

If an entity taxed as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of any partner or member of such entity will generally depend upon the status of such partner or member and the activities of such entity. If you are a partner or member of an entity taxed as a partnership for U.S. federal income tax purposes that holds our shares, you should consult with your own tax advisor regarding the consequences of the ownership and disposition of our shares.

As long as we qualify as a REIT, distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain must be taken into account by a taxable U.S. shareholders as ordinary income. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on outstanding preferred shares (if any) and then to dividends on our outstanding common shares. Provided we qualify as a REIT, a corporate U.S. shareholder will not qualify for the dividends received deduction generally available to corporations with respect to such distributions. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates, currently up to 15% through 2008, applicable to individual U.S. shareholders who receive dividends from taxable “C” corporations. Provided certain holding period requirements are met with respect to the dividend-paying shares, an exception applies, however, and individual U.S. shareholders are taxed at such preferential qualified dividend income rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) “REIT taxable income” that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from “C” corporations in carryover basis transactions that has been subject to tax.

A U.S. shareholder will not incur tax on a distribution with respect to such shareholder’s shares in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis that such shareholder has in our shares. Instead, the distribution will reduce the adjusted tax basis of the shares in the U.S. shareholder’s hands. A U.S. shareholder will recognize and pay tax on a distribution in excess of both our current and accumulated earnings and profits and such shareholder’s adjusted tax basis in his, her or its shares as long-term capital gain (or short-term capital gain if the shares have been held by the shareholder for one year or less) assuming the shares are a capital asset in the hands of the U.S. shareholder.

A U.S. shareholder generally will recognize and be taxed on distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held his, her or its shares. Long-term capital gains are generally taxable at maximum federal tax rates of 15% (through 2008) in the case of U.S. shareholders who are individuals and 35% for corporations, however, capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long-term capital gain. If this election is made, we would pay tax on such retained capital gains and a U.S. shareholder would be taxed on his, her or its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would, however, receive a credit or refund for his, her or its proportionate share of the tax we paid with respect to such retained capital gains. The U.S. shareholder would increase the basis in his, her or its shares by the amount of such shareholder’s proportionate share of our undistributed long-term capital gain, minus such shareholder’s share of the tax we paid with respect to such retained capital gains.

Dividends that we declare in October, November or December of any year and actually pay to you during January of the following year generally are treated as if we had paid, and you had received such dividends, on December 31 of the calendar year and not on the date actually paid or received. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the applicable U.S. federal income tax laws, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” against such income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations.

Taxation Of U.S. Shareholders On The Disposition Of Shares

Except as discussed below with respect to the cash redemption of preferred shares, in general, a U.S. shareholder who sells or otherwise disposes of his, her or its shares will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or other disposition, and (ii) such shareholder’s adjusted tax basis in such shares. In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our shares will, pursuant to current U.S. federal income tax laws, be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the shares are held for more than 12 months, and at ordinary income rates (of up to 35% through 2010) if the shares are held for 12 months or less. Gains recognized by U.S. shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. shareholder upon the disposition of our shares, if held for more than one year at the time of disposition, will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss incurred upon a sale or exchange of shares by a U.S. shareholder who has held the shares for six months or less, after applying the holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. shareholder as long-term capital gain.

Taxation of U.S. Shareholders on Cash Redemption of Preferred Shares

A cash redemption of preferred shares will be treated under section 302 of the Code as a distribution taxable as a dividend, to the extent of our current and accumulated earnings and profits, at ordinary income rates unless the redemption satisfies one of the tests set forth in the Code for treatment as a sale or exchange of the redeemed preferred shares. The cash redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in our shares, or (3) is “not essentially equivalent to a dividend” with respect to the holder. In determining whether any of these tests have been met, our shares, including common shares and certain other equity interests, considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned by the holder, must generally be taken into account. In general, a non-pro rata redemption of preferred shares from a shareholder who owns only preferred shares is treated as a sale or exchange and not a dividend. Nevertheless, because the determination as to whether any of the alternative tests for capital gain treatment as a redemption will be satisfied with respect to any particular holder of the preferred shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the preferred shares are advised to consult their own tax advisors to determine such tax treatment.

If a cash redemption of preferred shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received, less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits, and (2) the holder’s adjusted basis in the preferred shares for tax purposes. Such gain or loss will be capital gain or loss if the preferred shares have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

If a redemption of preferred shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted basis in the redeemed preferred shares for tax purposes will be transferred to the holder’s remaining shares, if any.

Information Reporting Requirements And Backup Withholding

We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number or social security number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of certain withholding rules as applied to non-U.S. shareholders, see “Taxation of Non-U.S. Shareholders,” below.

Taxation Of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income. Based on that ruling, provided that a tax-exempt U.S. shareholder has not held its shares as “debt financed property” (within the meaning of the U.S. federal income tax laws), the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any “excess inclusion income,” as described above, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. If, however, a tax-exempt shareholder were to finance its acquisition of our shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we would be deemed to derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	either

•	one pension trust owns more than 25% of the value of our shares; or

•	a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation Of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. WE URGE PROSPECTIVE NON-U.S. SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, AND LOCAL INCOME TAX LAWS (AS WELL AS THE TAX LAWS OF THEIR HOME JURISDICTIONS) ON OWNERSHIP OF OUR SECURITIES, INCLUDING ANY REPORTING REQUIREMENTS.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us, or

•	the non-U.S. shareholder files the required form with us claiming that the distribution is effectively connected income.

Any portion of a dividend paid by us to a non-U.S. shareholder that is treated as excess inclusion income from a REMIC will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if U.S. Department of Treasury regulations are issued allocating our excess inclusion income (if any) from taxable mortgage pools among our shareholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. shareholders.

A non-U.S. shareholder will not incur tax on a distribution with respect to such shareholder’s shares that is in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of such shareholder’s shares. Instead, the distribution will reduce the adjusted basis of such non-U.S. shareholder in those shares. A non-U.S. shareholder will be subject to tax on a distribution with respect to such shareholder’s shares that exceeds both our current and accumulated earnings and profits and the adjusted basis of such shareholder’s shares if such shareholder otherwise would be subject to tax on gain from the sale or disposition of his, her or its shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution, in fact, exceeded our current and accumulated earnings and profits.

We also may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the U.S. federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in U.S. real property (but generally does not include mortgage loans) and shares in corporations at least 50% of whose assets consists of interests in U.S. real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on the distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution to a non-U.S. shareholder that we could designate as a capital gain dividend. The amount withheld is creditable against the non-U.S. shareholder’s FIRPTA tax liability and, to the extent it exceeds such non-U.S. shareholder’s tax liability, will be refundable. Commencing with our taxable year beginning January 1, 2005, any capital gain dividend with respect to our shares will not be subject to FIRPTA, and therefore will not be subject to the 35% withholding tax if the non-U.S. shareholder does not own more than 5% of our shares at any time during the taxable year and our shares are regularly traded on an established securities market located in the United States. Instead, any capital gain dividend paid to such a non-U.S. shareholder will be treated as an ordinary dividend distribution (generally subject to withholding at a rate of 30% unless a reduced treaty withholding rate applies).

A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that that test will be met at all times or at any specific time. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our shares at all times during a specified testing period will not incur tax under FIRPTA if the shares are “regularly traded” on an established securities market. If the gain on the sale of our shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same tax treatment as U.S. shareholders with respect to such gain, or

•	the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the non-U.S. shareholder will incur a 30% tax on his or her capital gains.

State and Local Taxes

We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

Possible Legislation or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our shareholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our shareholders will be changed.

IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. TAX CONSEQUENCES MAY VARY BASED UPON THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND APPLICABLE FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR SECURITIES.

PLAN OF DISTRIBUTION

These securities may be sold directly by us, through dealers or agents designated from time to time, or to or through underwriters or may be sold directly by us for consideration which may consist of goods and property, including real property, or through a combination of these methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, our net proceeds, any underwriting discounts, commissions and other items constituting underwriters’ compensation, public offering price and any discounts or concessions allowed or reallowed or paid to dealers, any commissions paid to agents and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers may resell the securities to the public at varying prices, which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase our securities pursuant to contracts providing for payment and delivery on a future date specified in such prospectus supplement. The applicable prospectus supplement will set forth the price to be paid for such securities pursuant to these contracts as well as the commissions payable for solicitation of these contracts. There may be limits on the minimum amount that may be purchased by any institutional investor or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to these contracts. We may enter into contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors, but in all cases those institutions must be approved by us. The obligations of any such purchaser under any such contract will only be subject to the condition that at the time of delivery, the purchase of the particular securities by any such institution will not be prohibited by the laws of any jurisdiction to which the institution is subject. The underwriters and other agents will not be responsible for the validity of such contracts or for the performance of us or of the institutional investors under such contracts.

Unless otherwise indicated in an applicable prospectus supplement, any shares offered under this prospectus will be eligible for trading on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

Certain legal matters will be passed upon for us by McCarter & English, LLP. The validity of the securities offered hereby will be passed upon by Rich May, a Professional Corporation.

EXPERTS

The consolidated financial statements of BRT Realty Trust and subsidiaries (collectively, the “Trust”) appearing in the Trust’s Annual Report (Form 10-K) for the year ended September 30, 2004, including the schedules appearing therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

This prospectus incorporates by reference important business and financial information about us that is not otherwise included in this prospectus. The following documents filed by us with the SEC, Commission File No. 001-07172, are incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus:

1.	Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed on December 14, 2004;

2.	Quarterly Reports on Form 10-Q for the three month periods ended December 31, 2004, March 31, 2005 and June 30, 2005, filed on February 8, 2005, May 10, 2005, and August 9, 2005, respectively;

3.	Current Reports on Form 8-K filed on February 17, 2005 and August 18, 2005; and

4.	The description of our shares included in our registration statement on Form 8-A, filed on December 10, 1987, as updated by the description of our capital stock included in our Current Report on Form 8-K, filed on September 10, 2004.

Current Reports on Form 8-K furnished under Item 2.02 of Form 8-K and under Item 7.01 of Form 8-K are not incorporated by reference in this prospectus.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, also known as the Exchange Act, after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document or report that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall only be deemed to constitute a part of this prospectus as, and to the extent that, it is so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act and accordingly file annual, quarterly and current reports, proxy statements and other information with the SEC. Members of the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains materials we file electronically with the SEC.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this prospectus.

Requests for such documents should be addressed in writing or by telephone to:

Mark H. Lundy

BRT Realty Trust

60 Cutter Mill Road

Great Neck, New York 11021

(516) 466-3100

BRT Realty Trust

2,800,000 Common Shares

PROSPECTUS SUPPLEMENT

FRIEDMAN BILLINGS RAMSEY

STIFEL NICOLAUS

BMO CAPITAL MARKETS

December 5, 2006